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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            STERLING SOFTWARE, INC.
                           (Name of Subject Company)

                            STERLING SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   859547101
                     (CUSIP Number of Class of Securities)

                            ------------------------

                          DON J. MCDERMETT, JR., ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            STERLING SOFTWARE, INC.
                         300 CRESCENT COURT, SUITE 1200
                              DALLAS, TEXAS 75201
                                 (214) 981-1000

                            ------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:
                              BLAINE V. FOGG, ESQ.
                           RICHARD J. GROSSMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Sterling
Software, Inc., a Delaware corporation ("Sterling Software"). The address of the principal executive offices of Sterling Software is 300 Crescent Court, Suite 1200, Dallas, Texas 75201. The telephone number of the principal executive offices of Sterling Software is (214) 981-1000. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.10 per share, including the associated preferred stock purchase rights, of Sterling Software (the "Sterling Software Common Stock" or the "Shares"). As of
February 18, 2000, there were 82,570,327 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of Sterling Software, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    The Schedule 14D-9 relates to the offer by Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), through its wholly-owned subsidiary, Silversmith Acquisition Corp. ("Silversmith Acquisition Corp."), a Delaware corporation, disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated February 22, 2000, to exchange each outstanding Share for 0.5634 shares (the "Exchange Ratio") of common stock, par value $.10 per share, of Computer Associates (the "Computer Associates Common Stock"), subject to adjustment as set forth below, upon the terms and subject to the conditions set forth in the Exchange Offer, dated February 22, 2000 (the "Exchange Offer"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Exchange Offer, as amended or supplemented from time to time, constitute the "Offer").

    Notwithstanding the foregoing, for purposes of the Offer, the Exchange Ratio will be adjusted as follows: if the "average Computer Associates trading price" (as defined herein) (i) is greater than $77.12, then the Exchange Ratio will be reduced so that each Share tendered in the Offer will be exchanged for such number of shares of Computer Associates Common Stock as is designed to equal $43.45 at the time the Exchange Ratio is set based on the average Computer Associates trading price, or (ii) is less than $63.10, then, unless Computer Associates elects the Cash Option (as described in the next sentence), the Exchange Ratio will be increased so that each Share tendered in the Offer will be exchanged for such number of shares of Computer Associates Common Stock as is designed to equal $35.55 at the time the Exchange Ratio is set based on the average Computer Associates trading price. If the average Computer Associates trading price is less than $63.10, Computer Associates, in its sole discretion, may elect (the "Cash Option") to reduce the Exchange Ratio that would otherwise be in effect and pay cash in substitution for Computer Associates' shares for all or a portion of the shortfall of the average Computer Associates trading price below $63.10 (the "Cash Option Amount"). For purposes of the Offer, "average Computer Associates trading price" means the 10-trading day average of the daily average of the high and low sales price per share of Computer Associates Common Stock on the New York Stock Exchange, Inc. (the "NYSE") composite tape ending on the trading day immediately preceding the day on which the later of (i) the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any other antitrust laws applicable to the Offer, expire or terminate and (ii) the Registration Statement on Form S-4 filed in connection with the Offer becomes effective under the Securities Act of 1933, as amended.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2000 (the "Merger Agreement"), among Computer Associates, Silversmith Acquisition Corp. and Sterling Software. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Silversmith Acquisition Corp. will be merged with and into Sterling Software (the "Merger"), and Sterling Software will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Computer Associates or Silversmith Acquisition Corp. or stockholders who perfect appraisal rights under Delaware law, which will be available if Computer Associates elects the Cash Option or if the Merger is completed pursuant to Section 253 of the Delaware General Corporation Law) will be converted into the right to receive such number of fully paid and nonassessable shares of Computer Associates Common Stock as is equal to the Exchange Ratio finally established for the Offer and, if Computer Associates has elected the Cash Option in connection with the Offer, an amount in cash equal to the Cash Option Amount. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

    Copies of the Exchange Offer and the Letter of Transmittal are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

    The Schedule TO states that the principal executive offices of Computer Associates and Silversmith Acquisition Corp. are located at One Computer Associates Plaza, Islandia, New York, 11749-7000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information contained under the caption "The Offer--Interests of Directors and Management in the Proposed Combination" in the Exchange Offer, and in the Information Statement which is attached hereto as Schedule I, is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Sterling Software or its affiliates and (1) Sterling Software's executive officers, directors or affiliates or (2) Computer Associates or Silversmith Acquisition Corp. or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

    TREATMENT OF OPTIONS. The Merger Agreement provides that each outstanding option to purchase Shares which has been granted to certain management employees, including the executive officers of Sterling Software (a "Management Option"), shall become fully vested and exercisable immediately prior to the consummation of the Offer and that Management Options shall be converted into options to purchase shares of Computer Associates Common Stock upon consummation of the Offer, unless a holder of a Management Option instead elects to receive a cash payment as described below. Such conversions shall be accomplished by multiplying the number of Shares subject to each option by the Option Exchange Ratio (as defined below) and dividing the exercise price per share of each option by the Option Exchange Ratio. Although the Merger Agreement provides for an acceleration of vesting and exercisability immediately prior to the consummation of the Offer, most of the Management Options, by their terms, already provided for an acceleration of vesting and exercisability upon a change in control. The "Option Exchange Ratio" is the sum of the Exchange Ratio plus, in the event of the Cash Option, the number determined by dividing the Cash Option Amount by the average Computer Associates trading price.

    The Merger Agreement also provides that each holder of a Management Option may elect to cancel a Management Option in exchange for a cash payment equal to the excess of the Cancellation Price (as defined herein) over the per share exercise price of the Management Option multiplied by the number of Shares subject to the option. The "Cancellation Price" is equal to the Option Exchange Ratio multiplied by the average Computer Associates trading price.

    The following table sets forth, with respect to each of the executive officers and the non-employee directors (as a group) of Sterling Software:

    - the number of Shares subject to options held by such persons that will be exercisable immediately prior to the consummation of the Offer (including options that are currently exercisable as well as options which became exercisable in connection with the transactions contemplated by the Merger Agreement);

    - the weighted average exercise price of the options held by such persons;
      and

    - the aggregate cash value of such options based upon an assumed per share amount of consideration to be received by Sterling Software stockholders in the Offer and the Merger of $39.50 in Computer Associates Common Stock (I.E., the total stock value less the exercise price).

                                    OPTIONS WHICH   WEIGHTED AVERAGE
                                       WILL BE       EXERCISE PRICE    AGGREGATE VALUE
NAME(1)                              EXERCISABLE       PER SHARE         OF OPTIONS
-------                             -------------   ----------------   ---------------
F.L. "Mike" Harvey................      175,000         $15.0536         $ 4,278,125
Don J. McDermett, Jr. ............      290,000         $18.6760         $ 6,038,950
B. Carole Morton..................      300,000         $16.0104         $ 7,046,875
Mark A. Theel.....................      250,000         $19.0315         $ 5,117,125
Geno P. Tolari....................      825,000         $14.0947         $20,959,375
Sterling L. Williams..............    3,600,000         $14.0694         $91,550,000
R. Logan Wray.....................      375,000         $19.3191         $ 7,567,825
Charles J. Wyly, Jr...............      900,000         $14.0694         $22,887,500
Sam Wyly..........................    1,875,000         $14.0717         $47,678,125
Non-employee directors as a
  group...........................      360,000         $17.8880         $ 7,780,313

------------------------

(1) As of February 12, 2000, the following individuals held unvested options in the amounts set forth next to their names the vesting of which was accelerated as a result of the transactions contemplated by the Merger
    Agreement: F.L. "Mike" Harvey (175,000); Don J. McDermett, Jr. (201,100);
    B. Carole Morton (112,500); Mark A. Theel (134,750); Geno P. Tolari (325,000); R. Logan Wray (277,600); and all non-employee directors as a group (200,000).

    CHANGE IN CONTROL SEVERANCE AGREEMENTS. Each of the executive officers, as well as Mr. Evan A. Wyly, a director of Sterling Software, and certain other officers of Sterling Software (collectively, the "Executives"), are parties to change in control severance agreements. Each change in control severance agreement requires Sterling Software to provide an Executive, upon a qualifying termination of employment, with a lump sum amount equal to a multiple of the Executive's annual cash compensation. Each agreement also requires Sterling Software to continue to provide an Executive, for a certain number of months, with the benefits and perquisites that were provided to the Executive prior to the qualifying termination of employment. In addition, the agreements also provide for an Executive to receive a gross-up payment if the Executive becomes subject to any excise tax as a result of any payments that the Executive receives under the agreement, or otherwise, being determined to be "excess parachute payments."

    As part of the Merger Agreement negotiations, Computer Associates requested that the change in control severance agreements be amended. In particular, Computer Associates requested that each Executive waive his or her right to a continuation of benefits and perquisites (except medical coverages) and that the agreements be amended to add a non-competition covenant in respect of certain Executives and non-solicitation and confidentiality covenants in respect of all the Executives. On February 14, 2000, Sterling Software, Computer Associates and each Executive agreed to amend the change in control severance agreements, effective as of the consummation of the Offer. Such amendments, which were required by Computer Associates as a condition to executing the Merger Agreement, become effective upon consummation of the Offer. In general, such amendments confirmed and, in certain respects reduced, the Executives' benefits and imposed upon the Executives a non-competition covenant and other covenants to which they were not previously subject. The amendments provide, among other things, that:

    - each Executive will be paid a lump sum in cash upon a qualifying termination of employment in satisfaction of all severance pay and in lieu of the continuation of certain benefits and perquisites to which he or she would otherwise have been entitled pursuant to such Executive's change in control severance agreement. As to certain of the Executives, twenty-five percent of the payment is in consideration for entering into a non-competition covenant. The payments to be provided to each executive officer of Sterling Software and Evan A. Wyly upon a qualifying termination of employment are as follows:

F.L. "Mike" Harvey..........................................  $ 1,054,708
Don J. McDermett, Jr. ......................................  $ 2,142,053
B. Carole Morton............................................  $ 1,306,365
Mark A. Theel...............................................  $   921,118
Geno P. Tolari..............................................  $ 5,820,091
Sterling L. Williams........................................  $12,638,596
R. Logan Wray...............................................  $ 2,599,418
Charles J. Wyly, Jr. .......................................  $ 7,967,093
Evan A. Wyly................................................  $   233,544
Sam Wyly....................................................  $15,899,901

    - Sterling Software shall continue, for a specified period, medical benefits for each Executive. The applicable period for each executive officer of Sterling Software and Evan A. Wyly is as follows:

F.L. "Mike" Harvey..........................................  24 months
Don J. McDermett, Jr. ......................................  48 months
B. Carole Morton............................................  24 months
Mark A. Theel...............................................  24 months
Geno P. Tolari..............................................  60 months
Sterling L. Williams........................................  84 months
R. Logan Wray...............................................  48 months
Charles J. Wyly, Jr. .......................................  84 months
Evan A. Wyly................................................  12 months
Sam Wyly....................................................  84 months

    - each Executive shall have the right, for up to 30 days after a qualifying termination of employment, to purchase the Executive's company-provided car at its current book value;

    - certain Executives shall not engage in activities which are competitive with Sterling Software or solicit Sterling Software employees for a specified period. An Executive may request a waiver of the non-competition provision after a certain time and such waiver shall not be unreasonably withheld by Sterling Software. The relevant non-competition and non-solicitation periods are as follows:

F.L. "Mike" Harvey..........................................  2 years
Don J. McDermett, Jr. ......................................  2 years
B. Carole Morton............................................  2 years
Mark A. Theel...............................................  2 years
Geno P. Tolari..............................................  5 years
Sterling L. Williams........................................  7 years
R. Logan Wray...............................................  2 years
Charles J. Wyly, Jr. .......................................  5 years
Evan A. Wyly................................................  1 year
Sam Wyly....................................................  5 years

    - each Executive must keep Sterling Software information confidential;

    - each Executive is entitled to a gross-up on any excise tax under
      Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), which may be imposed on any payments and benefits received by the Executive in connection with the Offer or the Merger. If the Offer is consummated on March 20, 2000, and assuming each Executive were to incur a qualifying termination of employment immediately following that date and a per share consideration to be received by Sterling Software stockholders in the Offer and the Merger of $39.50 in Computer Associates Common Stock, the approximate gross-up payments that would be payable to certain Executives (those expected to be subject to excise tax) are as follows:

Don J. McDermett, Jr. ......................................  $1,054,076
Mark A. Theel...............................................  $  491,195
R. Logan Wray...............................................  $1,371,990
Charles J. Wyly, Jr.........................................  $2,634,982
Sam Wyly....................................................  $5,288,614

    Ms. Morton and Messrs. Tolari and Harvey have each delivered Computer Associates a letter whereby they have agreed to elect to receive cash consideration (rather than convert their options) to the extent that failure to so elect would result in an incremental increase of such individual's excise tax liability.

    In addition:

    - Mr. Williams' change in control severance agreement has been amended to require Sterling Software to transfer to him, upon a qualifying termination of employment, the ownership of the life insurance policy concerning him which has been funded by Sterling Software;

    - Mr. Sam Wyly's change in control severance agreement has been amended to require Sterling Software to pay him, upon a qualifying termination of employment, an amount in cash equal to the value of the split dollar life insurance policy concerning him which is held by Sterling Software; and

    - Ms. Morton's change in control severance agreement has been amended to have Sterling Software acknowledge her entitlement to certain retiree medical benefits.

    DEFERRED COMPENSATION PLAN. Employees with annual compensation from Sterling Software which exceeds $120,000, as well as all directors and certain consultants, are eligible to participate in Sterling Software's Deferred Compensation Plan. Participants in the plan may elect to have their deferrals deemed invested in one or more funds available under the plan. All amounts in a participant's account are 100% vested at all times, provided, that certain penalties apply to certain unscheduled withdrawals. Participants may defer post-employment payments (including payments pursuant to the change in control severance agreements) under the plan.

    Upon termination of employment, a participant's account balance is paid either in a lump sum payment or in quarterly installments over a certain period as a participant may elect under the terms of the plan. Upon a change in control (including the filing by Sterling Software of a Current Report on Form 8-K in connection with the Merger Agreement), all participants have the right to a distribution of their account balances in a lump sum or in periodic distributions as provided in the plan upon six months' notice. If a participant requests payment without six months notice, the participant will forfeit 10% of the amount to be distributed.

    EMPLOYEE HEALTH BENEFIT PLAN. On December 31, 1999, Sterling Software's Employee Health Benefit Plan (which also provides for retiree medical benefits) was amended to provide that, following a change in control (including the filing by Sterling Software of a Current Report on Form 8-K in connection with the Merger Agreement), the plan may not be amended in a manner which is adverse to those participants who are eligible for or in receipt of retiree medical benefits.

    GENO P. TOLARI'S SERP AGREEMENT. On February 15, 2000, Sterling Software, Computer Associates and Mr. Tolari entered into an agreement (the "SERP Agreement") which modified Mr. Tolari's rights under his Supplemental Executive Retirement Plan II ("SERP II"). Under the SERP Agreement, Mr. Tolari agreed to receive, within five days after the date that his employment with Sterling Software is terminated for any reason, a lump sum payment of $3,527,640 in satisfaction in full for Sterling Software's obligations to him under SERP II.

    MERGER AGREEMENT. The following is a summary of certain material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

    CONDITIONS OF THE OFFER. The Offer is subject to a number of conditions, which are described below:

    (1) There must be validly tendered, prior to the expiration of the Offer, and not withdrawn, a number of Shares which will constitute at least a majority of the total number of outstanding Shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Shares had been so converted, exercised or exchanged) as of the date that Computer Associates accepts the Shares pursuant to the Offer (the "Minimum Tender Condition"). On February 9, 2000, the number of Shares needed to satisfy the Minimum Tender Condition would have been 51,457,769.

    (2) The waiting period, and any extension thereof, applicable to the Offer and the Merger under the HSR Act and any other applicable antitrust law, must have expired or been terminated (the "Antitrust Condition").

    (3) Computer Associates' Registration Statement on Form S-4 (the "S-4") must have become effective under the Securities Act of 1933 and not be the subject of any stop order or proceedings seeking a stop order (the "Registration Statement Effectiveness Condition").

    (4) The shares of Computer Associates Common Stock issuable to Sterling Software stockholders in the Offer and the Merger must have been approved for listing on the NYSE, subject to official notice of issuance.

    (5) The Offer is also subject to the conditions that, at the time of acceptance for exchange of Shares pursuant to the Offer:

    - there shall not have been instituted or pending any action or proceeding by any governmental entity, (1) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange of, or the exchange or delivery of, shares of Computer Associates Common Stock for some or all the Shares by Computer Associates or the consummation by Computer Associates of the Merger, or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Tender Agreement (as defined below), the Merger Agreement, the Offer or the Merger, (2) seeking to restrain or prohibit the ownership or operation by Computer Associates, Silversmith Acquisition Corp. or any of their subsidiaries or affiliates of all or any portion of the business or assets of Sterling Software and its subsidiaries, taken as a whole, or of Computer Associates and its subsidiaries, taken as a whole, or to compel Computer Associates or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of Sterling Software and its subsidiaries, taken as a whole, or of Computer Associates and its subsidiaries, taken as a whole, (3) seeking to impose limitations on the ability of Computer Associates or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Computer Associates or any of its subsidiaries or affiliates on all matters properly presented to Sterling Software's stockholders, or
      (4) seeking to require divestiture by Computer Associates or any of its subsidiaries or affiliates of any Shares;

    - there shall not be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Tender Agreement, the Offer or the Merger, by any governmental entity that, in the judgment of Computer Associates, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in the immediately preceding paragraph;

    - Sterling Software shall not have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement, other than the Material Agreement Covenant described below under "--Conduct of Business Pending the Merger", or Sterling Software shall not have breached the Material Agreement Covenant such that the aggregate of all such breaches would materially and adversely affect Sterling Software and its subsidiaries taken as a whole or Computer Associates;

    - Sterling Software's representations and warranties in the Merger Agreement that are qualified as to materiality shall be true and correct, and its representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the expiration of the Offer, including any extension thereof (except to the extent expressly made as an earlier date, in which case as of such date). Notwithstanding the foregoing, this condition shall not be deemed to exist unless the failure of such representations and warranties so to be true and correct, without giving effect to any limitation as to "materially" or "material adverse effect" or similar limitations, individually or in the aggregate, has had and could reasonably be expected to have a "Company Material Adverse Effect" (as defined in the Merger Agreement) on Sterling Software;

    - the Merger Agreement has not been terminated in accordance with its terms;

    - (1) the board of directors of Sterling Software (the "Sterling Software Board"), or any committee thereof, has not withdrawn or materially modified or amended in a manner adverse to Computer Associates or Silversmith Acquisition Corp. its approval or recommendation of the Offer, the Merger, the Merger Agreement or the entry by Computer Associates and Silversmith

      Acquisition Corp. into the Tender Agreement or (2) the Sterling Software Board, or any committee thereof, has not recommended to the stockholders of Sterling Software any Acquisition Proposal (as defined below) or resolved to do so or publicly announced an intention to do so;

    - Sterling Software has not entered into, or publicly announced its intention to enter into, an agreement or agreement in principle (other than a customary confidentiality agreement) with respect to any Acquisition Proposal; or

    - no person or group, defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), other than Computer Associates or any of its subsidiaries, has become the beneficial owner, defined in Rule 13d-3 promulgated under the Exchange Act, of 15% or more of the outstanding shares of Sterling Software Common Stock or acquired, directly or indirectly, 15% or more of the assets of Sterling Software and its subsidiaries.

    The conditions of the Offer described above are for the sole benefit of Computer Associates and Silversmith Acquisition Corp. and may be asserted by Computer Associates, regardless of the circumstances giving rise to any such conditions, including any action or omission by Computer Associates or Silversmith Acquisition Corp. Computer Associates and Silversmith Acquisition Corp. may waive these conditions in their reasonable discretion in whole or in part from time to time (other than the Minimum Tender Condition).

    AMENDING THE OFFER. Pursuant to the Merger Agreement, Computer Associates agreed that, without the prior written consent of Sterling Software, no change may be made to the Offer which:

    - changes the form or amount of consideration to be paid, other than in connection with the election of the Cash Option or by adding consideration;

    - imposes conditions to the Offer in addition to those set forth in the Merger Agreement or which changes or waives the Minimum Tender Condition;

    - extends the Offer, other than as described below; or

    - makes any other change to any condition to the Offer which is adverse to the holders of Shares.

    CONSIDERATION. The Merger Agreement provides for the consideration that Computer Associates will pay in the Offer, including the Exchange Ratio, the adjustments to the Exchange Ratio, if any, and the procedures for electing the Cash Option.

    EXPIRATION OR TERMINATION OF THE OFFER. Pursuant to the Merger Agreement, Computer Associates agreed that if, at the scheduled expiration date of the Offer, the conditions to the Offer shall not have been satisfied or waived, other than several specified conditions, unless there is no reasonable possibility of all of the conditions to the Offer being satisfied on or before September 30, 2000, Computer Associates will extend the expiration date of the Offer for an additional period or periods of time, each of which being no longer than 15 business days, until the date that such conditions are satisfied or waived and Computer Associates becomes obligated to accept for payment and pay for Shares tendered pursuant to the Offer. However, if at any scheduled expiration date of the Offer, all of the conditions to the Offer have been satisfied or waived other than the Minimum Tender Condition, Computer Associates will only be required to extend the Offer for an additional 20 business days following such scheduled expiration date.

    THE MERGER. If the conditions to the Merger are satisfied or waived in accordance with the Merger Agreement and in accordance with the Delaware General Corporation Law, at the effective time of the

Merger (the "Effective Time"), Silversmith Acquisition Corp. will merge with Sterling Software. Sterling Software will survive the Merger as a wholly owned subsidiary of Computer Associates.

    EFFECTIVE TIME OF THE MERGER. The Merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State or such later time as is agreed by Computer Associates and Sterling Software and specified in the certificate of merger. The filing of the certificate of merger will take place as soon as practicable, but no later than the second business day, after satisfaction or waiver of the conditions described below under "--Conditions to the Completion of the Merger" unless the parties agree to another date.

    ADDITIONAL EFFECTS OF THE MERGER.  Upon completion of the Merger:

    - each outstanding share of capital stock of Silversmith Acquisition Corp. will be converted into and become one share of common stock of Sterling Software as the corporation surviving the Merger;

    - each outstanding share of Sterling Software Common Stock will be converted into and become the right to receive the amount and type of consideration received by Sterling Software stockholders who tendered their Shares in the Offer;

    - the directors and officers of Silversmith Acquisition Corp. at the Effective Time will become the directors and officers of Sterling Software as the corporation surviving the Merger;

    - the certificate of incorporation of Sterling Software, as in effect immediately prior to the Effective Time, will be amended as of the Effective Time so as to (a) reduce the total number of authorized shares of capital stock to be 1,000 shares of common stock, par value $.10 per share, and (b) permit the stockholders of the corporation to take action without a meeting, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of Sterling Software as the corporation surviving the Merger; and

    - the by-laws of Silversmith Acquisition Corp. at the Effective Time will become the by-laws of Sterling Software as the corporation surviving the Merger.

    EXCHANGE AGENT. At the Effective Time, Computer Associates shall enter into an agreement with a bank or trust company that is reasonably acceptable to Sterling Software (the "Exchange Agent"), with which Computer Associates shall deposit any required cash and certificates representing the number of whole shares of Computer Associates Common Stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of Sterling Software Common Stock. Soon after the Effective Time, Computer Associates will send a letter to each person who was a Sterling Software stockholder at the Effective Time containing instructions on how to surrender Sterling Software stock certificates to the Exchange Agent and receive shares of Computer Associates Common Stock and cash, if any cash is payable.

    DIVIDENDS. Holders of Shares will not be entitled to receive any dividends or other distributions payable by Computer Associates until they exchange their Sterling Software stock certificates for certificates representing shares of Computer Associates Common Stock. Once holders deliver their Sterling Software stock certificates to the Exchange Agent, they will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

    FRACTIONAL SHARES. No fractional shares of Computer Associates Common Stock will be issued upon the surrender of certificates representing Shares. No dividend or other distribution of Computer Associates will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Computer Associates. Holders of Shares otherwise entitled to fractional shares of Computer Associates Common Stock will receive a cash payment instead of such fractional shares. Following the Effective Time, the Exchange Agent will determine the excess of the number of whole shares of Computer Associates Common Stock delivered to the Exchange Agent by Computer Associates for distribution to Sterling Software stockholders over the aggregate number of whole shares of Computer Associates Common Stock to be distributed to Sterling Software stockholders. The Exchange Agent will then, on behalf of the former Sterling Software stockholders, sell the excess shares of Computer Associates Common Stock at then prevailing prices on the NYSE, all in the manner provided in the Merger Agreement. Notwithstanding the foregoing, Computer Associates has the option, exercisable prior to the Effective Time, in lieu of the issuance of such excess shares to pay each former holder of Shares and amount of cash equal to the product of the fractional share interest to which such holder would otherwise be entitled and the closing price of Computer Associates Common Stock on the NYSE on the Effective Time.

    As soon as practicable after the determination of the amount of cash to be paid to holders of Shares with respect to any fractional share interests, the Exchange Agent will make available such amounts to such Sterling Software stockholders subject to and in accordance with the terms of the Merger Agreement.

    STERLING SOFTWARE BOARD OF DIRECTORS. Upon acceptance for exchange of Shares in the Offer, Computer Associates will be entitled to designate a number of directors of Sterling Software (rounded up to the next whole number) that bears the same proportion to the total number of directors of Sterling Software as the proportion of the total number of shares of Sterling Software of Sterling Software Common Stock then held by Computer Associates bears to the total number of outstanding shares of Sterling Software Common Stock, provided that until the Merger has been consummated, the Sterling Software Board shall always have at least two members (the "Continuing Directors") who were directors of Sterling Software prior to consummation of the Offer. The Merger Agreement provides that, prior to the Effective Time, if Computer Associates' designees are elected to the Sterling Software Board, the affirmative vote of the Continuing Directors will be required to:

    - amend or terminate the Merger Agreement;

    - waive any of Sterling Software's rights, benefits or remedies under the Merger Agreement;

    - extend the time for performance of Computer Associates' or Silversmith Acquisition Corp.'s obligations under the Merger Agreement; or

    - approve any other action by Sterling Software which is reasonably likely to adversely affect the interests of Sterling Software's stockholders, other than Computer Associates and its affiliates, with respect to the transactions contemplated by the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties relating to, among other things:

    - corporate organization and similar corporate matters of each of Computer Associates and Sterling Software;

    - authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental authorities relating to, the Merger Agreement and related matters of each of Computer Associates and Sterling Software;

    - the capital structure of each of Computer Associates and Sterling
      Software;

    - documents filed by each of Computer Associates and Sterling Software with the Securities Exchange Commission (the "SEC") and the accuracy of information contained in such documents;

    - financial statements included in documents filed by each of Computer Associates and Sterling Software with the SEC, the accuracy of such information presented by such financial statements, compliance with applicable accounting standards and requirements by such financial statements and, in the case of Sterling Software, the absence of undisclosed liabilities;

    - the accuracy of information supplied by each of Computer Associates and Sterling Software in connection with the S-4 of which the Schedule TO is a part;

    - outstanding and pending material litigation of each of Computer Associates and Sterling Software;

    - the absence of material changes or events concerning Computer Associates and Sterling Software through the date of the Merger Agreement;

    - compliance with laws and permit requirements by Computer Associates and Sterling Software;

    - engagement and payment of fees of brokers, investment bankers, finders and financial advisors by Computer Associates and Sterling Software;

    - subsidiaries of Sterling Software;

    - filing of tax returns and payment of taxes by Sterling Software;

    - matters relating to benefit plans of Sterling Software;

    - matters relating to the Employee Retirement Income Security Act for Sterling Software;

    - certain contracts and debt instruments of Sterling Software;

    - software, intellectual property and infringement matters concerning Sterling Software;

    - ownership of properties and assets of Sterling Software;

    - interests of directors and officers in Sterling Software assets;

    - Sterling Software Board recommendation of the Offer and Merger;

    - receipt of fairness opinion by Computer Associates and Sterling Software from their respective financial advisors;

    - ownership interests of Computer Associates in Sterling Software Common Stock; and

    - interim operations and ownership of Silversmith Acquisition Corp.

    All representations and warranties of Computer Associates and Sterling Software expire at the Effective Time.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, Sterling Software agreed that Sterling Software and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted before the date of the Merger Agreement and, to the extent consistent with such previous conduct, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. The Merger Agreement further provides that, except as expressly provided in the Merger Agreement or as set forth in the disclosure schedule to the Merger Agreement during the period from the execution and delivery of the Merger Agreement to the consummation of the Offer, Sterling Software will not, and will not permit any of its subsidiaries to:

    - declare or pay any dividends on or make any other distributions in respect of, capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of Sterling Software to its parent, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase, redeem or otherwise acquire any shares of capital stock of Sterling Software or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    - issue, deliver, sell, pledge or otherwise encumber any shares of capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of Sterling Software shares upon the exercise of stock options outstanding on the date of the Merger Agreement, under the Rights Agreement, dated as of December 18, 1996, as amended by the First Amendment to Rights Agreement, dated as of March 12, 1998, by and between Sterling Software and Bank Boston, N.A., a national banking association formerly known as The First National Bank of Boston, as Rights Agent (the "Rights Agreement") or under Sterling Software's Amended and Restated Employee Stock Purchase Plan;

    - amend the articles of incorporation, by-laws or other comparable charter or organizational documents of Sterling Software or any of its significant subsidiaries;

    - acquire or agree to acquire any business including through the acquisition of any interest in any corporation, partnership, joint venture, association or other business organization or division thereof;

    - mortgage or otherwise encumber or subject to any lien or sell, lease, transfer or otherwise dispose of any of Sterling Software's intellectual property or any other material properties or assets except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, or except in the ordinary course of business consistent with past practice or pursuant to existing contracts or commitments, license any of Sterling Software's intellectual property;

    - make or agree to make any new capital expenditures in excess of $500,000 in the aggregate;

    - make any material tax election, unless required by law, or settle or compromise any material income tax liability;

    - pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice and in accordance with their terms of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements, or the notes thereto, of Sterling Software included in documents filed with the SEC, liabilities incurred in the ordinary course of business consistent with past practice, or liabilities not to exceed $2,500,000 in the aggregate, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Sterling Software or any of its subsidiaries is a party;

    - commence a lawsuit other than for the routine collection of amounts owed or in such cases where Sterling Software in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of Sterling Software's business, provided that Sterling Software consults with Computer Associates prior to filing such suit;

    - incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Sterling Software or any of its subsidiaries, guarantee any debt securities of another person, enter into any "KEEP WELL" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and except for intercompany indebtedness between Sterling Software and any of its wholly owned subsidiaries or between such subsidiaries, or make any loans, advances or capital contributions to, or investments in, any other person;

    - enter into or amend any employment or severance agreement or similar arrangements, enter into any agreement pursuant to which Sterling Software or any of its subsidiaries will provide services for a term of more than 30 days at a fixed or capped price or otherwise pursuant to terms that are not consistent with agreements entered into by Sterling Software or any of its subsidiaries in the ordinary course of business, enter into any customer sale or license agreement on terms outside the ordinary course of business, pay commissions to sales employees except on the basis of executed customer contracts with respect to products actually delivered to customers, other than customer sales contracts or licenses enter into any contracts or series of related contracts in excess of $500,000, enter into or amend any agreement or arrangement for obtaining professional services or advice involving payments of more than $200,000 to any one service provider (provided that this clause does not apply to legal services or advice obtained in connection with the transactions contemplated by the Merger Agreement), enter into any product swap transactions that would be in violation of generally accepted accounting principles, make any determination as to amounts payable under any plan, arrangement or agreement, providing for discretionary incentive compensation or bonus to any officer, director, employee or independent contractor of Sterling Software or any of its subsidiaries, or enter into, adopt, or amend any agreement, arrangement or benefit plan so as to increase the liability of Sterling Software or Computer Associates or any of their subsidiaries in respect of compensation or benefits except as may be required by law (the "Material Agreement Covenant"); or

    - authorize any of, or commit or agree to take any of, the foregoing actions.

    ACCESS TO INFORMATION. Pursuant to the Merger Agreement, Sterling Software agreed, subject to applicable law, to give Computer Associates and its representatives access, during normal business hours and upon reasonable notice, to the properties, books, contracts, commitments, personnel and records of Sterling Software and its subsidiaries, and to furnish Computer Associates and its representatives with copies of all securities filings, material tax return documents and such other information concerning its business, properties and personnel as such persons may reasonably request.

    OTHER OFFERS. The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, Sterling Software will not, whether directly or indirectly through advisors, agents or other intermediaries, and will cause its officers, directors, advisors, representatives and other agents not to, directly or indirectly:

    - solicit, initiate or knowingly encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

    - participate or engage in substantive discussions or negotiations with, or disclose or provide any non-public information relating to Sterling Software or its subsidiaries or afford access to the properties, books or records of Sterling Software or its subsidiaries to, any person or entity that has made an Acquisition Proposal or with or to any person or entity in contemplation of an Acquisition Proposal; or

    - enter into any agreement or agreement in principle providing for or relating to an Acquisition Proposal.

PROVIDED, HOWEVER, that if and only if:

    - a person has submitted an unsolicited Acquisition Proposal to the Sterling Software Board under circumstances in which Sterling Software has complied with its obligations under Merger Agreement relating to other offers;

    - the Sterling Software Board believes in good faith, based on such matters as it deems relevant, including the advice of its financial advisor, that such unsolicited Acquisition Proposal is a Superior Proposal (as defined below); and

    - the Sterling Software Board determines in good faith, based on such matters as it deems relevant, including consultation with outside counsel, that engaging in negotiations or discussions or providing information in response to such unsolicited Acquisition Proposal is required to satisfy the directors' fiduciary duties under the Delaware General Corporation Law;

then Sterling Software may furnish information concerning Sterling Software and its subsidiaries under a customary confidentiality agreement to the person making the Superior Proposal and participate in negotiations and discussions regarding the Superior Proposal.

    In response to a Superior Proposal which was not solicited by Sterling Software and which did not otherwise result from a breach of the provisions of the Merger Agreement described above, Sterling Software may terminate the Merger Agreement if the Sterling Software Board determines in good faith, based on such matters as it deems relevant, including consultation with outside counsel, that the directors' fiduciary duties under the Delaware General Corporation Law require termination. Termination under this provision of the Merger Agreement may only occur after the third business day following Computer Associates' receipt of written notice from Sterling Software advising that the Sterling Software Board is prepared to accept the Superior Proposal, and Sterling Software must pay a fee in the amount of $175 million, plus expenses, to Computer Associates promptly upon such termination. See "--Termination Fee; Expenses."

    No provision of the Merger Agreement prohibits the Sterling Software Board from taking and disclosing to Sterling Software's stockholders a position with respect to a tender offer made pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure required by applicable law.

    The Merger Agreement provides that:

    - the term "Acquisition Proposal" means any inquiry, proposal or offer from any person, other than Computer Associates, Silversmith Acquisition Corp. or any of their affiliates, relating to any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination involving Sterling Software or any of its significant subsidiaries, any direct or indirect acquisition or purchase of 15% or more (by voting power) of the outstanding capital stock of Sterling Software or any of its significant subsidiaries, any tender offer or exchange offer that if completed would result in any person (together with its affiliates) owning 15% or more (by voting power) of the outstanding capital stock of Sterling Software or any of its significant subsidiaries, or the acquisition, license, purchase or other disposition of a substantial portion of the technology, business or assets of Sterling Software or any of its significant subsidiaries outside the ordinary course of business or inconsistent with past practice; and

    - the term "Superior Proposal" means any bona fide acquisition proposal which is on terms that the Sterling Software Board determines in its good faith judgment (after receipt of the advice of a financial advisor of nationally recognized reputation) provides for consideration which would exceed the value of the consideration provided for in the Offer and the Merger, after taking into account all relevant factors, including any conditions to such Acquisition Proposal, the timing of the closing thereof, the risk of nonconsummation, the ability of the person making the Acquisition Proposal to finance the transaction contemplated thereby and any required governmental or other consents, filings and approvals.

    Sterling Software has agreed to promptly advise Computer Associates of any request for information relating to an Acquisition Proposal or any inquiry relating to or which could result in an Acquisition Proposal, including the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making the same. Sterling Software has agreed to inform Computer Associates on a prompt basis of the status and content of any discussions regarding any Acquisition Proposal with a third party and as promptly as possible of any change in the price, structure or form of the consideration or material terms of and conditions regarding such Acquisition Proposal.

    COMPLIANCE BY SILVERSMITH ACQUISITION CORP. Pursuant to the Merger Agreement, Computer Associates agreed that it will take all action necessary, including ensuring that Silversmith Acquisition Corp. has sufficient funds and shares of Computer Associates Common Stock, to cause Silversmith Acquisition Corp. to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement.

    EMPLOYEE BENEFITS. Except as otherwise provided in the Merger Agreement, Computer Associates has agreed to honor, in accordance with their terms, all of Sterling Software's benefit plans and all severance and employment agreements disclosed to Computer Associates and all accrued benefits vested thereunder; provided that Computer Associates is not prevented from terminating any such benefit plan or other agreement in accordance with its terms. In addition, Computer Associates has agreed to provide employees of Sterling Software and its subsidiaries retained by Computer Associates with employee benefits in the aggregate no less favorable than those benefits provided to similarly situated employees of Computer Associates.

    DIRECTORS AND OFFICERS INSURANCE AND INDEMNIFICATION. The Merger Agreement provides that, for six years after the Effective Time, Computer Associates and Sterling Software, as the corporation surviving the Merger, will indemnify and hold harmless, including advancement of expenses, the current and former directors and officers of Sterling Software in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided in Sterling Software's certificate of incorporation, by-laws and indemnity agreements in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. Computer Associates has agreed to maintain Sterling Software's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time or provide similar coverage for a period of not less than two years from the Effective Time for all persons who are directors and officers of Sterling Software on the date of the Merger Agreement, provided that Computer Associates will not be obligated to pay an annual premium for any such coverage in excess of the premium paid by Sterling Software for its most recent fiscal year.

    STERLING SOFTWARE STOCKHOLDERS MEETING. If required by applicable law to effectuate the Merger, the Merger Agreement requires Sterling Software to call a meeting of its stockholders as soon as reasonably practicable after acceptance for payment of Shares tendered in the Offer. Under the Merger Agreement, at any such meeting, Computer Associates and Silversmith Acquisition Corp. have agreed to make a quorum and to vote all Shares acquired in the Offer or otherwise beneficially owned by them in favor of adoption of the Merger Agreement. If the Minimum Tender Condition is satisfied pursuant to the Offer, Silversmith Acquisition Corp. will hold at least a majority of the outstanding Shares and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other stockholder votes in favor thereof. If Silversmith Acquisition Corp. obtains at least 90% of the outstanding Shares pursuant to the

Offer, it has agreed to effect the Merger without any notice to and without the authorization of the stockholders of Sterling Software pursuant to Section 253 of the Delaware General Corporation Law.

    ANTITRUST APPROVALS. Pursuant to the Merger Agreement, each of Computer Associates and Sterling Software has agreed to:

    - promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws") with respect to the transactions contemplated by the Merger Agreement and the Tender Agreement (as defined below);

    - comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other material received by such party or any of its subsidiaries from any governmental entity in respect of such filings or such transactions;

    - cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other governmental entity under any Antitrust Laws with respect to any such filing or any such transaction;

    - use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Merger Agreement; and

    - use all reasonable efforts to resolve such objections, if any, as may be asserted by any governmental entity with respect to the transactions contemplated by the Merger Agreement or the Tender Agreement under any Antitrust Laws.

    If any administrative or judicial action or proceeding is instituted or threatened to be instituted challenging any transaction contemplated by the Merger Agreement or the Tender Agreement as violative of any Antitrust Law, and, if by mutual agreement, Computer Associates and Sterling Software decide that litigation is in their best interests, each has agreed to cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger or any such other transactions.

    The parties' agreements to cooperate in resolving objections or proceedings raised under any Antitrust Laws with respect to the Offer and the Merger are subject to the following limitations in the Merger Agreement:

    - neither Computer Associates nor any of its subsidiaries will be required to divest any of their respective businesses, product lines or assets;

    - neither Computer Associates nor any of its subsidiaries will be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, condition, results of operations or prospects of Computer Associates and its subsidiaries taken as a whole or Computer Associates combined with Sterling Software after the Effective Time;

    - neither Sterling Software nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a material adverse effect with respect to Sterling Software;

    - no party to the Merger Agreement will be required to agree to the imposition of or to comply with, any condition, obligation or restriction on Computer Associates or any of its subsidiaries or on Sterling Software (as surviving corporation of the Merger) or certain of its subsidiaries; and

    - neither Computer Associates nor Silversmith Acquisition Corp. will be required to waive any of the conditions to the Offer or the Merger described under "--Conditions of the Offer" or "--Conditions to the Completion of the Merger."

    FURTHER ASSURANCES. Each of Computer Associates and Sterling Software has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Tender Agreement.

    CONDITIONS TO THE COMPLETION OF THE MERGER. Each party's obligation to effect the Merger is subject to the satisfaction or waiver of the following conditions:

    - if required by Delaware law, the holders of at least a majority of all outstanding shares of Sterling Software Common Stock having approved and adopted the Merger and the Merger Agreement;

    - Silversmith Acquisition Corp. having accepted for exchange and exchanged all shares of Sterling Software Common Stock tendered pursuant to the Offer unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party asserting such condition;

    - no judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition being in effect that prevents or prohibits consummation of the Merger; and

    - the S-4 or a post-effective amendment to the S-4 relating to the shares of Computer Associates Common Stock issuable in connection with the Merger having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order.

    TERMINATION EVENTS. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the stockholders of Silversmith Acquisition Corp. or Sterling
Software:

    (1) by mutual written consent of Sterling Software and Computer Associates;

    (2) by Computer Associates or Sterling Software if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Computer Associates or Silversmith Acquisition Corp. having accepted for exchange any Shares pursuant to the Offer; provided that Computer Associates shall not be permitted to terminate the Merger Agreement if the Offer is terminated or expires without Shares being accepted for exchange in violation of the Merger Agreement;

    (3) by Computer Associates or Sterling Software if the Offer shall not have been consummated on or before September 30, 2000, unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate;

    (4) by Computer Associates or Sterling Software if the Merger shall not have been consummated as a result of any condition described above under "--Conditions to the Completion of the Merger" being incapable of being satisfied;

    (5) if any statute, rule, regulation, injunction or decree having the effects described in the first or second "bullet" points in Section (5) of "--Conditions of the Offer" shall be in effect and shall have become final and nonappealable;

    (6) by Computer Associates upon the occurrence of any Trigger Event (as defined below); or

    (7) by Sterling Software under the circumstances described above under "--Other Offers."

    TERMINATION FEE; EXPENSES. Sterling Software has agreed to pay Computer Associates a fee in immediately available funds equal to $175 million promptly, but in no event later than one business day, after the termination of the Merger Agreement (or such later date as may apply in the case of clause (1) below) as a result of the occurrence of any of the events set forth below (each, a "Trigger Event"):

    (1) Sterling Software shall have received an Acquisition Proposal, and at any time prior to, or within one year after the termination of the Merger Agreement, unless the Merger Agreement is terminated pursuant to clause (1) or (5) described above under the heading "--Termination Events," Sterling Software shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle, other than a confidentiality agreement permitted by the Merger Agreement, with respect to any Acquisition Proposal;

    (2) any person or group, as defined in Section 13(d)(3) of the Exchange Act, other than Computer Associates or any of its subsidiaries, shall have become the beneficial owner, as defined in rule 13d-3 promulgated under the Exchange Act, of at least 15% of the outstanding Shares or shall have acquired, directly or indirectly, at least 15% of the assets of Sterling Software and its subsidiaries;

    (3) Sterling Software shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in the third or fourth "bullets" of Section (5) of "--Conditions of the Offer", and (B) is incapable of being or has not been cured by Sterling Software within 10 calendar days after giving written notice to Sterling Software of such breach or failure to perform; or

    (4) (A) the Sterling Software Board, or any committee thereof, shall have withdrawn or materially modified or amended in a manner adverse to Computer Associates or Silversmith Acquisition Corp. its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Silversmith Acquisition Corp. into the Tender Agreement, or shall have failed to make such favorable recommendation, or
       (B) the Sterling Software Board, or any committee thereof, shall have recommended to the stockholders of Sterling Software any Acquisition Proposal or shall have resolved to, or publicly announced an intention to, do so.

    The Merger Agreement provides that, except as described above, all fees and expenses incurred in connection with the Offer, the Merger and the Merger Agreement shall be paid by the party incurring such fees or expenses, except that, if the Offer is not consummated, Computer Associates and Sterling Software will equally share:

    - expenses incurred in connection with the printing and mailing of the documents distributed or to be distributed to stockholders of Sterling Software;

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
    - all SEC and other regulatory filing fees with respect to the S-4; and

    - the NYSE listing fee with respect to the listing of shares of Computer Associates Common Stock to be issued in the Offer and the Merger.

    In addition, the Merger Agreement provides that, if the Merger Agreement is terminated as a result of the occurrence of a Trigger Event, in addition to the termination fee paid or payable by Sterling Software to Computer Associates as described above, Sterling Software shall assume and pay, or reimburse Computer Associates for, all reasonably documented out-of-pocket fees payable and expenses incurred by Computer Associates, including the fees and expenses of its counsel, in connection with the Merger Agreement, up to a maximum of $10 million, which amount shall include the fees and expenses allocated to or paid by Sterling Software as described in the immediately preceding paragraph.

    TENDER AGREEMENT. As required by Computer Associates as a condition to its entering into the Merger Agreement, on February 14, 2000, Silversmith Acquisition Corp. entered into an agreement (the "Tender Agreement") with certain stockholders of Sterling Software, including its directors and certain members of senior management of Sterling Software (each, a "Stockholder"), with respect to an aggregate of 2,490,550 Shares owned by such Stockholders. The following is a summary of certain provisions of the Tender Agreement. The summary is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which is filed herewith as Exhibit (e)(39) and is incorporated herein by reference.

    Pursuant to the Tender Agreement, each Stockholder has agreed to tender for exchange in the Offer all Shares then owned or thereafter acquired by such Stockholder.

    Pursuant to the Tender Agreement, each Stockholder has agreed that during the term of the Tender Agreement, at any meeting of Sterling Software's stockholders, such Stockholder will vote all of such Stockholder's Shares
(i) in favor of the adoption of the Merger Agreement and the approval of the Merger and (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or the failure to fulfill any other obligation or agreement of Sterling Software under the Merger Agreement. In addition, each Stockholder has appointed Silversmith Acquisition Corp. or any nominee of Silversmith Acquisition Corp. as proxy to vote its Shares in accordance with the foregoing. Each Stockholder has also agreed not to transfer its Shares without the prior written consent of Silversmith Acquisition Corp.

    Under the terms of the Tender Agreement, each Stockholder has agreed that such Stockholder will not directly or indirectly (i) subject to the fiduciary duty under applicable law of such Stockholder as a director of Sterling Software (if such Stockholder is such a director) as further provided in the Merger Agreement, solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of Sterling Software or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, Sterling Software or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction or (ii) subject to the fiduciary duty under applicable law of such Stockholder as a director of Sterling Software (if such Stockholder is such a director) as further provided in the Merger Agreement, participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. Each Stockholder has agreed to promptly advise Silversmith Acquisition Corp. of the terms of any communications it may receive in the capacity as a stockholder relating to any of the foregoing.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that Computer Associates and the Surviving Corporation will, for a period of six years after the Effective Time, indemnify and hold harmless the current and former directors and officers of Sterling Software in connection with any acts or omissions occurring on or prior to the Effective Time to the extent provided in Sterling Software's certificate of incorporation, by-laws or indemnification agreements in effect on the date of the Merger Agreement, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. In addition, Computer Associates will maintain, for a period of two years after the Effective Time, Sterling Software's current directors' and officers' liability insurance and indemnification policy to the extent it provides coverage with respect to matters occurring prior to the Effective Time for all persons who are directors or officers of Sterling Software on the date of the Merger Agreement, so long as the annual premium therefor will not exceed the annual premium paid by Sterling Software in its last fiscal year, provided that if such insurance cannot be so maintained, expires or is terminated or canceled during such two-year period, Computer Associates will use reasonable efforts to cause to be obtained as much of such insurance as can be obtained for an annual premium not in excess of the annual premium paid by Sterling Software in its last fiscal year, on terms and conditions substantially similar to Sterling Software's existing insurance.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        (a) RECOMMENDATION OF STERLING SOFTWARE BOARD.

    At a meeting held on February 13, 2000, the Sterling Software Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Sterling Software's stockholders.

    The Sterling Software Board recommends that Sterling Software's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    A letter to Sterling Software's stockholders communicating the Sterling Software Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

        (b)BACKGROUND; REASONS FOR THE STERLING SOFTWARE BOARD'S RECOMMENDATION; OPINION OF GOLDMAN, SACHS & CO.

    BACKGROUND

    Beginning in November, 1999, senior management of Sterling Software began to explore and analyze Sterling Software's strategic alternatives in order to maximize stockholder value. Such exploration and analysis was in keeping with the historical practices of Sterling Software's senior management team, which typically undertook a thorough review of the condition and future direction of Sterling Software and its businesses in the first quarter of each fiscal year. Among other things, Sterling Software's senior management explored and analyzed the following: (i) remaining as a stand-alone company and operating in accordance with the status quo, (ii) remaining as a stand-alone company, but varying certain aspects of Sterling Software's basic business model, (iii) a break-up, spin-off or split-up of Sterling Software into multiple companies, and
(iv) a possible sale of all or part of Sterling Software. After evaluating each of these alternatives in detail, management concluded that a combination of Sterling Software with another large company in the software or information technology industries was likely to result in the greatest stockholder value and the least amount of execution risk.

    As a result of this conclusion, Sterling Software engaged financial advisors, Goldman, Sachs & Co. and Broadview International, LLC ("Broadview"), to perform independent analyses of the alternatives reviewed by management and to represent Sterling Software in the event a transaction or series of transactions were to occur. Goldman, Sachs & Co. and Broadview completed these analyses, which included extensive discussions with Sterling Software's management, and both firms concurred with management's conclusion regarding the best course of action to maximize stockholder value.

    Sterling Software's management, with the assistance of its financial advisors, then identified a number of third parties in the computer software and information technology industries who might have an interest in engaging in a business combination transaction with Sterling Software. However, on January 14, 2000, before any contacts had been made with any third party, Mr. Sanjay Kumar, President and Chief Operating Officer of Computer Associates, contacted Mr. Sam Wyly, Chairman of the Sterling Software Board, to discuss the possibility of a business combination between Computer Associates and Sterling Software. On January 18, 2000, Messrs. Kumar and Wyly met in Dallas to discuss their respective businesses and various potential strategic business arrangements that might benefit both Computer Associates and Sterling Software. They also discussed the potential valuation of Sterling Software.

    Commencing in late January, 2000, representatives of Goldman, Sachs & Co. and Broadview contacted a number of third parties in an effort to ascertain on a preliminary basis their level of interest in engaging in a business combination transaction with Sterling Software. Other than Computer Associates, none of Sterling Software, Goldman, Sachs & Co. or Broadview engaged in any substantive discussions regarding a business combination with any third parties because those contacts did not result in any specific proposal or any indication of a serious level of interest. The third parties contacted generally expressed either modest interest, indifference or no interest in a business combination transaction with Sterling Software.

    On January 23, 2000, Mr. Kumar, Mr. Ira Zar, Senior Vice President--Finance and Chief Financial and Accounting Officer of Computer Associates, Mr. Charles McWade, Senior Vice President--Business Development of Computer Associates, and representatives of Computer Associates' financial advisor, Morgan Stanley & Co. Incorporated, met with Mr. Wyly, Mr. Sterling Williams, President and Chief Executive Officer of Sterling Software, and other members of senior management of Sterling Software. During this meeting the Computer Associates representatives were provided with an overview of Sterling Software's businesses and operations and were provided with certain non-public financial information of Sterling Software, including certain financial forecasts. At the meeting, Mr. Kumar indicated that Computer Associates was still reviewing possible transaction structures for a business combination with Sterling Software.

    On January 26, 2000, Messrs. Kumar and Williams further discussed potential transaction structures, as well as certain timing considerations. On both January 29 and January 30, 2000, Messrs. Kumar and Williams briefly discussed certain valuation issues.

    On February 4, 2000, Mr. Williams and Mr. Logan Wray, Sterling Software's Chief Financial Officer, met with Mr. Kumar to discuss financial assumptions and issues regarding possible benefits from a combination of the two companies.

    On February 6, 2000, during a telephone call with Mr. Williams, Mr. Kumar indicated that Computer Associates was interested in pursuing a transaction, subject to board approval, completion of due diligence and the negotiation of satisfactory definitive agreements, valued at between $38.25 and $39.25 for each share of Sterling Software Common Stock (with the possibility of an increase based on Computer Associates' further review of Sterling Software's business intelligence business). Mr. Kumar suggested that the transaction might be structured as an exchange offer followed by a merger and be treated as a purchase for accounting and financial reporting purposes. Mr. Williams informed Mr. Kumar that he would consider and review the proposal with other members of senior management of Sterling Software and its legal and financial advisors. Messrs. Kumar and Williams then discussed certain timing and logistics issues.

    On February 6, 2000, Mr. Williams held a meeting with other senior members of management of Sterling Software, and a telephonic meeting with representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Sterling Software's legal advisor ("Skadden Arps"), and Goldman, Sachs & Co., to update them on his discussions with Mr. Kumar. Mr. Williams separately briefed representatives of Broadview.

    On February 6, 2000, Messrs. Kumar and Williams again spoke by telephone to discuss certain terms of the proposed transaction. Messrs. Williams and Kumar discussed the value of the consideration being proposed, the possibility of a "collar" around the price of the Computer Associates Common Stock and the nature of the contractual conditions to the ultimate completion of a potential transaction.

    On February 7, 2000, Messrs. Kumar and Williams spoke several times by telephone to further discuss the proposed transaction, including the collar mechanism.

    On February 8, 2000, Messrs. Kumar and Williams further discussed certain terms of the proposed transaction. They discussed possible terms of a proposed strategic business combination that would justify continuing their discussions, conducting mutual due diligence and negotiating definitive documents, all subject to satisfactory completion of due diligence and the approval of their respective Boards of Directors, including consideration consisting of $39.50 per share of Computer Associates Common Stock, subject to a 10% collar; a structure involving a first-step exchange offer followed by a second-step merger; and limited conditions in the definitive merger agreement. They also discussed the treatment of Sterling Software's outstanding stock options in the proposed transaction.

    On February 8, 2000, the Sterling Software Board met by conference telephone with its financial and legal advisors. Mr. Williams reported on the status of negotiations with Computer Associates and the terms of Computer Associates' proposal generally and reviewed the process to be followed in connection with evaluating the proposal. Goldman, Sachs & Co. provided an overview of its preliminary contacts with other potential strategic buyers and the likelihood of transactions between Sterling Software and those third parties. At the meeting, Skadden Arps advised the Sterling Software Board regarding its fiduciary duties with respect to any potential business combination transaction involving Computer Associates.

    On February 9, 2000, Computer Associates and Sterling Software entered into confidentiality agreements covering the exchange of nonpublic information between the companies for the purpose of evaluating a potential strategic business combination.

    From February 9 to February 13, 2000, representatives of Computer Associates and Sterling Software and their respective legal and financial advisors conducted due diligence examinations of each other's businesses.

    From February 10 to February 13, 2000, Sterling Software and its legal and financial advisors negotiated the terms of the merger agreement and related documents with Computer Associates and its legal and financial advisors.

    The Sterling Software Board held a special meeting on February 13, 2000 to discuss the proposed transaction with Computer Associates and the terms of the Merger Agreement. Mr. Williams updated the Sterling Software Board on the negotiations with Computer Associates. Mr. Williams, with assistance from representatives of Goldman, Sachs & Co. and Broadview, reviewed the strategic business rationale for the transaction and the prospects for Sterling Software on a stand-alone basis. In addition, Goldman, Sachs & Co. made a detailed financial presentation (which is summarized below) and orally delivered its opinion, which it subsequently confirmed in writing, that as of that date and subject to the limitations and considerations described therein, the consideration to be received by Sterling Software's stockholders pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. In addition, representatives of Skadden Arps summarized the terms and conditions of the Merger Agreement, the Tender Agreement, certain amendments to Sterling Software's executive severance agreements and related legal documents, and discussed the directors' fiduciary duties under Delaware law. Among other things, Skadden Arps informed the Sterling Software Board that the terms of the Merger Agreement did not contain a condition based on a material adverse change in Sterling Software's business following the announcement of the transaction or a provision requiring that Sterling Software enter into a stock option agreement with Computer Associates, both of which had been initially requested by Computer Associates, and explained the impact of the deletion thereof.

    During the course of the Sterling Software Board meeting, Skadden Arps, Broadview and Goldman, Sachs & Co. met separately with the independent directors of Sterling Software to review the transaction, the amendments to the severance agreements and other agreements. Thereafter, the independent directors advised the full Sterling Software Board that such independent directors were unanimously in favor of the transaction.

    After discussion and consideration of the factors and reasons described below under "--Reasons for the Sterling Software Board's Recommendation," the Sterling Software Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of, Sterling Software's stockholders, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that Sterling Software's stockholders accept the Offer and tender their shares of Sterling Software Common Stock pursuant to the Offer.

    Following the meeting of the Sterling Software Board, on February 14, 2000, Sterling Software and Computer Associates executed the Merger Agreement, and Silversmith Acquisition Corp. and certain stockholders of Sterling Software, including its directors and certain members of senior management, executed the Tender Agreement. A joint press release announcing the proposed Offer and Merger was issued on February 14, 2000.

    On February 22, 2000, Computer Associates commenced the Offer.

    REASONS FOR THE STERLING SOFTWARE BOARD'S RECOMMENDATION

    In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Sterling Software Board considered a number of factors, including:

        1. the financial condition, results of operations, cash flows, earnings, assets and prospects of Sterling Software, if it remains an independent company;

        2. the presentations of Goldman, Sachs & Co. and Broadview, and the opinion of Goldman, Sachs & Co. to the effect that, subject to the matters set out in such opinion, the consideration to be paid pursuant to the Merger Agreement is fair from a financial point of view to Sterling Software's stockholders (see "--Opinion of Goldman, Sachs & Co." below and Schedule III hereto);

        3. the fact that the market value of the shares of Computer Associates Common Stock, based on the Exchange Ratio and the closing price of such shares on the NYSE on February 11, 2000, to be exchanged for each Share pursuant to the Offer and the Merger represents a premium of approximately 14.1% over the closing price of the Shares on the NYSE on February 11, 2000, and a premium of approximately 34.8% over the average of the closing prices of the Shares on the NYSE for the last 30 days of trading prior to February 11, 2000;

        4. the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide Sterling Software's stockholders with an opportunity to receive shares of Computer Associates Common Stock on an accelerated basis;

        5. the fact that the provisions of the Merger Agreement are designed to provide that the total value (based on the average Computer Associates trading price) of the Computer Associates Common Stock, or Computer Associates Common Stock and cash, to be exchanged for each share of Sterling Software Common Stock in the Offer and Merger will have a value of at least $35.55, which represents a premium of approximately 3.2% over the closing price of the shares of Sterling Software Common Stock on the NYSE on February 11, 2000, and a premium of approximately 21.9% over the average closing prices of the Shares on the NYSE for the last 30 days of trading prior to February 11, 2000;

        6. the fact that the provisions of the Merger Agreement are designed to provide that the value (based on the average Computer Associates trading price) of the shares of Computer Associates Common Stock to be received in the Offer could increase to as much as $43.45 in the event that the price of Computer Associates Common Stock increases prior to the consummation of the Offer, which represents a premium of approximately 26.2% over the closing price of the shares of Sterling Software Common Stock on the NYSE on February 11, 2000, and a premium of approximately 49.0% over the average closing prices of the Shares on the NYSE for the last 30 days of trading prior to February 11, 2000;

        7. the recent and historical stock price performance of the shares of Sterling Software Common Stock and Computer Associates Common Stock;

        8. the belief by Sterling Software's management that the shares of Sterling Software Common Stock have historically been undervalued due in part to the multi-segment nature of Sterling Software's businesses, making it more expensive, and thus exceedingly difficult, for Sterling Software to continue its strategy of achieving growth through acquisitions of other companies and businesses, and thereby making it more difficult for Sterling Software to achieve growth levels consistent with those historically achieved by Sterling Software;

        9. the potential strategic alternatives available to Sterling Software and the viability and risks associated with each alternative, including the prospects for Sterling Software on a stand-alone basis and the risks associated with achieving and executing upon Sterling Software's business plan, both short-term and long-term;

        10. the belief of Sterling Software's management that, based on its review of Sterling Software's strategic alternatives and on the feedback from recent preliminary contacts with a number of third parties in the computer software and information technology industries to ascertain their level of interest in engaging in a business combination transaction with Sterling Software, it is unlikely that any party would propose an alternative transaction that would be more favorable to Sterling Software and its stockholders than the Offer and the Merger;

        11. the fact that the Offer and the Merger will present the opportunity for the holders of shares of Sterling Software Common Stock to participate in a significantly larger and more diversified company and, as stockholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

        12. the Sterling Software Board's expectation that the addition of Sterling Software's operations to Computer Associates would likely increase the overall value and profitability of Computer Associates, tending to produce greater stockholder value for Sterling Software's stockholders;

        13. the presentations by, and discussions of the terms of the Merger Agreement with, Sterling Software's senior management, Skadden Arps, Goldman, Sachs & Co. and Broadview;

        14. the terms and conditions of the Merger Agreement and the conditions of the Offer, including the absence of a condition based on a material adverse change in Sterling Software's business following the announcement of the transaction, and the nature of the arm's-length negotiation of the Merger Agreement;

        15. the likelihood that the Offer and the Merger would be consummated, including the limited nature of the conditions to the Offer and the experience, reputation and financial condition of Computer Associates;

        16. the consents and approvals required to consummate the Offer and the Merger, including regulatory clearance under the HSR Act and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals;

        17. the fact that while the Merger Agreement prohibits Sterling Software from soliciting proposals concerning an acquisition of Sterling Software, the Sterling Software Board, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior acquisition proposal, and that the Sterling Software Board would be able to terminate the Merger Agreement and accept a superior acquisition proposal if it determines that its fiduciary duties so require, upon payment to Computer Associates of a termination fee of $175 million, plus reimbursement of Computer Associates' expenses up to a maximum of $10 million;

        18. the fact that the Offer and the Merger are structured in a manner so that in certain circumstances (the existence of which will not be known prior to the consummation of the Offer and the Merger), they should qualify as a reorganization for federal income tax purposes, in which case Sterling Software's stockholders would generally not recognize gain or loss except for any gain recognized in connection with any cash received (i) for fractional shares of Computer Associates Common Stock or (ii) if Computer Associates elects the Cash Option (although the circumstances may develop such that the Offer, the Merger, or both may be taxable transactions to Sterling Software's stockholders, as described under the heading "Material Federal Income Tax Consequences" in the Exchange Offer);

        19. the potential effect of the public announcement of the Offer and the Merger on Sterling Software's ability to attract and retain key management, sales, marketing and technical personnel;

        20. the opportunity of the combined company to reduce costs through economies of scale that would not have been readily achievable by Sterling Software independently, and the elimination of redundant operations and duplicate administrative functions;

        21. the opportunity of the combined company to further enhance research and development efforts, including potentially more rapid development of products as a result of shared knowledge between software development teams;

        22. the strengths and weaknesses of Computer Associates' businesses and the key attributes of the combined company in terms of, among other things, products, sales, customers, management and competitive position;

        23. the fact that the computer software industry is extremely competitive and is characterized by rapid change and uncertainty due to new and emerging technologies and low barriers to entry and the fact that Sterling Software derives a significant portion of its revenue from mature software products;

        24. the nature of the enterprise software segment of the broader software industry and the fact that greater size and resources are increasingly required for companies to successfully compete in this segment; and

        25. the increasing competition in Sterling Software's markets from both existing and potential competitors, some of which have greater assets and resources than Sterling Software, which has occurred as a result of, among other reasons, the consolidation taking place in the computer software industry in general and in the enterprise software segment in particular.

    The Sterling Software Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Sterling Software Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Sterling Software Board. In addition, individual members of the Sterling Software Board may have given different weights to different factors.

    The foregoing discussion of the information and factors considered by the Sterling Software Board is not intended to be exhaustive but is believed to include all material factors considered by the Sterling Software Board. In view of the wide variety of factors, both positive and negative, considered by the Sterling Software Board, the Sterling Software Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

    OPINION OF GOLDMAN, SACHS & CO.

    Sterling Software retained Goldman, Sachs & Co. pursuant to a letter agreement, dated January 10, 2000 (the "Goldman, Sachs & Co. Letter Agreement"), to act as financial advisor in connection with the possible sale of all or a portion of Sterling Software . Goldman, Sachs & Co. is a nationally recognized investment banking firm and was selected by Sterling Software based on the firm's reputation and experience in investment banking in general and its recognized expertise in the valuation of businesses as well as its prior investment banking relationships with Sterling Software.

    On February 13, 2000, at the meeting of the Sterling Software Board, Goldman, Sachs & Co. delivered to the Sterling Software Board its oral opinion (which was subsequently confirmed in a written opinion, dated February 14, 2000) that, as of such date and based on and subject to the matters set forth therein, the consideration to be received pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Sterling Software Common Stock.

    You should consider the following when reading the discussion of the opinion of Goldman, Sachs & Co. herein:

    - we urge you to read carefully the entire opinion of Goldman, Sachs & Co. which is attached as Schedule III to the Schedule 14D-9 and is incorporated herein by reference;

    - Goldman, Sachs & Co.'s advisory services and opinion were provided to the Sterling Software Board for its information in its consideration of the Merger and was directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Sterling Software Common Stock; and

    - Goldman, Sachs & Co.'s opinion does not constitute a recommendation as to whether or not any holder of Sterling Software Common Stock should tender such Sterling Software Common Stock in connection with the Offer or as to how any holder of Sterling Software Common Stock should vote with respect to the Merger.

    Although Goldman, Sachs & Co. evaluated the fairness, from a financial point of view, of the consideration to be received by the holders of Sterling Software Common Stock pursuant to the Merger Agreement, the consideration itself was determined by Sterling Software and Computer Associates through arm's-length negotiations. Sterling Software did not provide specific instructions to, or place any limitations on, Goldman, Sachs & Co. with respect to the procedures to be followed or factors to be considered by Goldman, Sachs & Co. in performing its analyses or providing its opinion.

    In connection with its opinion, Goldman, Sachs & Co. reviewed, among other things, the following:

    - the Merger Agreement;

    - the Annual Reports to Stockholders and Annual Reports on Form 10-K of Sterling Software and Computer Associates for the five years ended September 30, 1999 and March 31, 1999, respectively;

    - certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Sterling Software and Computer Associates;

    - certain other communications from Sterling Software and Computer Associates to their respective stockholders; and

    - certain internal financial analyses and certain base and risk adjusted case forecasts for Sterling Software prepared by its management (the "Forecasts"), including certain cost savings and operating synergies projected by the management of Sterling Software to result from the transactions contemplated by the Merger Agreement.

    Goldman, Sachs & Co. also held discussions with members of the senior management of Sterling Software and Computer Associates regarding the strategic rationale for, and the potential benefits of, the transactions contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman, Sachs & Co.:

    - reviewed the reported price and trading activity for the Sterling Software Common Stock and Computer Associates Common Stock;

    - compared certain financial and stock market information for Sterling Software and Computer Associates with similar information for certain other companies the securities of which are publicly traded;

    - reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally; and

    - performed such other studies and analyses as it considered appropriate.

    Goldman, Sachs & Co. relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Goldman, Sachs & Co. did not make any independent evaluation or appraisal of the assets and liabilities of Sterling Software or Computer Associates or any of their respective subsidiaries, and Goldman, Sachs & Co. was not furnished with any such evaluation or appraisal. With respect to the financial forecasts for Sterling Software, Goldman, Sachs & Co. assumed, with the consent of Sterling Software, that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Sterling Software's management. Additionally, since Computer Associates declined to make available to Goldman, Sachs & Co. its projections of expected future performance, Goldman, Sachs & Co.'s review of Computer Associates' expected future performance was limited to discussions with members of Computer Associates' senior management regarding research analyst estimates of future financial performance of Computer Associates.

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman, Sachs & Co. is familiar with Sterling Software, having provided certain investment banking services to Sterling Software from time to time, including having acted as its financial adviser in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement.

    Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Sterling Software or Computer Associates for its own account or for the accounts of customers. As of February 14, 2000, Goldman, Sachs & Co. accumulated a long position of 9,100 shares of Sterling Software Common Stock against which Goldman, Sachs & Co. is short 1,700 shares of Sterling Software Common Stock, a long position of 116,375 shares of Computer Associates Common Stock against which Goldman, Sachs & Co. was short 182,218 shares of Computer Associates Common Stock, a short position of $3,000,000 par value of 6.50% bonds of Computer Associates due April of 2008, and a short position of options to purchase 10,000 shares of Computer Associates Common Stock. In addition, Goldman, Sachs & Co. may provide investment banking services to Computer Associates and its subsidiaries in the future.

    The following is a summary of the material financial analyses used by Goldman, Sachs & Co. in reaching its opinion and does not purport to be a complete description of the analyses performed by Goldman, Sachs & Co.. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about February 13, 2000 and is not necessarily indicative of current market conditions. Readers should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Goldman, Sachs & Co.. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Goldman, Sachs & Co., these tables must be read together with the text of each summary. The tables alone do not describe completely the financial analyses.

    (1) HISTORICAL STOCK PERFORMANCE. Goldman, Sachs & Co. reviewed the daily indexed historical prices for shares of Sterling Software Common Stock and Computer Associates Common Stock during the period from February 13, 1995 to February 11, 2000, as compared to industry indices. Goldman, Sachs & Co. also reviewed the recent and historical prices and trading volume for shares of Sterling Software Common Stock.

    (2) ANALYSIS OF TRANSACTION PREMIUMS AND MULTIPLES. Goldman, Sachs & Co. reviewed estimated premiums and certain implied multiples for the transaction, assuming a price per share of Sterling Software Common Stock of $35.55, $39.30 and $43.55. The implied transaction multiples included: (i) equity market capitalization plus net debt ("Enterprise Value") as a multiple of calendarized sales and EBITDA, and (ii) P/E multiples. The estimates of sales, EBITDA and earnings used in calculating the implied multiples were based on (i) for year 2000, Sterling Software's management estimates, and

(ii) for year 2001, Sterling Software's management base estimates and risk adjusted management estimates. The following table presents the estimated premium and the values of these multiples:

                                                                       PRICE PER SHARE
                                                              ---------------------------------
                                                              $35.55(B)   $39.30(C)   $43.45(D)
                                                              ---------   ---------   ---------
PREMIUM TO CLOSING PRICE OF STERLING SOFTWARE COMMON STOCK:
Feb. 11(a)..................................................       3%         14%         26%
Average for 52 weeks ended Feb. 11..........................      47%         62%         79%

ENTERPRISE VALUE AS A MULTIPLE OF:
1999 Sales..................................................     3.4x        3.8x        4.3x
2000 Sales Estimates........................................     2.6x        3.0x        3.4x
2001 Sales Estimates--Base..................................     2.0x        2.3x        2.6x
2001 Sales Estimates--Risk Adjusted.........................     2.1x        2.4x        2.7x

ENTERPRISE VALUE AS A MULTIPLE OF:
1999 EBITDA.................................................    10.9x       12.3x       14.0x
2000 EBITDA Estimates.......................................     7.9x        9.0x       10.2x
2001 EBITDA Estimates--Base.................................     5.9x        6.7x        7.6x
2001 EBITDA Estimates--Risk Adjusted........................     6.8x        7.7x        8.8x

P/E MULTIPLES:
1999 Earnings...............................................    20.1x       22.2x       24.5x
2000 Earnings...............................................    16.7x       18.5x       20.4x
2001 Earnings--Base.........................................    12.1x       13.3x       14.8x
2001 Earnings--Risk Adjusted................................    13.9x       15.4x       17.0x

------------------------

(a) Last trading day before announcement of transaction.

(b) Floor price, based on average Computer Associates trading price, under Exchange Ratio under the Merger Agreement.

(c) Implied price based on the closing price of Computer Associates Common Stock on February 11, 2000.

(d) Maximum price, based on average Computer Associates trading price, under Exchange Ratio under the Merger Agreement.

    (3) HISTORICAL EXCHANGE RATIO ANALYSIS. Goldman, Sachs & Co. calculated the ratio of the average daily closing price of Sterling Software Common Stock to the average daily closing price of Computer Associates Common Stock during selected periods ended on February 11, 2000 as follows:

                                                              EXCHANGE
PERIOD ENDED FEB. 11, 2000                                     RATIO
--------------------------                                    --------
1 month average.............................................    0.423
3 month average.............................................    0.436
1 year average..............................................    0.474
3 year average..............................................    0.490
Exchange Ratio under Merger Agreement (within collar).......   0.5634

    (4) SELECTED COMPANIES ANALYSIS. Goldman, Sachs & Co. reviewed certain financial, market and operating information of Sterling Software and Computer Associates with corresponding data for four groups of selected software companies (collectively, the "Sterling Software and Computer Associates Selected Comparable Companies"):

    - a group of system management/data storage companies, consisting of BMC Software, Inc., Compuware Corporation, EMC Corporation, Legato Systems, Inc., Micromuse Inc. and Veritas Software Corporation;

    - a group of business intelligence companies, consisting of Brio Technology, Inc., Broadbase Software, Inc., Business Objects S.A., Cognos, Inc., MicroStrategy Software, Inc., E.piphany, Inc. and Sagent Technology Inc.;

    - a group of application development companies, consisting of Rational Software Corporation and Centura Software Corporation; and

    - a group of information technology services companies, consisting of CACI International Inc. and Maximus, Inc.

    The following table sets forth the information for Sterling Software and Computer Associates, and the ranges and medians for the Sterling Software and Computer Associates Selected Comparable Companies, of:

    - the closing price, on February 11, 2000, as a percentage of the 52-week high;

    - market price to earnings ("P/E") multiples for the calendar years 2000 and 2001, based on earnings estimates reported by IBES as of February 11, 2000;

    - multiples of market capitalization to revenue estimates as reported by various research reports for calendar years 2000 and 2001; and

    - the projected five-year earnings per share compound annual growth as estimated by IBES (the "IBES Growth Rate").

                                2/11/00
                                CLOSING
                                PRICE AS
                                % OF 52                    P/E MULTIPLE                              REVENUE MULTIPLE
                                  WEEK       -----------------------------------------   -----------------------------------------
                                  HIGH              2000                  2001                  2000                  2001
                              ------------   -------------------   -------------------   -------------------   -------------------
Sterling Software
  (at 2/11/00 closing
  price)....................      100%               16.1x                13.7x                  3.8x                  3.1x

Sterling Software
  (at implied $39.30
  transaction price)........      114                18.4                 15.6                   4.3                   3.5

Computer Associates.........       93                19.1                 16.4                   6.3                   5.1

System Management/Data
  Storage
  Companies Group

    Range...................  44-98%          14-261.9x            10.8-172.5x            3.6-59.4x             2.5-43.3x

    Mean....................       73               110.4                 77.4                  26.6                  17.9

    Median..................       73                64.5                 48.1                  16.9                  11.9

Business Intelligence
  Companies Group

    Range...................  51-100%        44.9-150.0x           35.6-109.2x           4.5-285.6x            3.3-124.1x

    Mean....................       82                86.2                 64.7                  84.8                  39.1

    Median..................       89                75.0                 56.9                  15.4                   8.8

Application Development
  Companies Group

    Range...................  92-100%          NM-62.0x             NM-48.3x              NM-13.6x              NM-10.4x

    Mean....................       96                62.0                 48.3                  13.6                  10.4

    Median..................       96                62.0                 48.3                  13.6                  10.4

IT Services (Government)
  Companies Group

    Range...................  98-100%         17.1-20.5x           14.9-16.7x             0.7-2.4x                 NM

    Mean....................       99                18.8                 15.8                   1.5                    NM

    Median..................       99                18.8                 15.8                   1.5                    NM


                                IBES 5
                                 YEAR
                              GROWTH EST.
                              -----------
Sterling Software
  (at 2/11/00 closing
  price)....................      20%
Sterling Software
  (at implied $39.30
  transaction price)........
Computer Associates.........      15
System Management/Data
  Storage
  Companies Group
    Range...................  27-50%
    Mean....................      39
    Median..................      40
Business Intelligence
  Companies Group
    Range...................  24-50%
    Mean....................      45
    Median..................      50
Application Development
  Companies Group
    Range...................  NM-30%
    Mean....................      30
    Median..................      30
IT Services (Government)
  Companies Group
    Range...................  15-28%
    Mean....................      22
    Median..................      22

    (5) ANALYSIS OF SELECTED SOFTWARE TRANSACTIONS. Goldman, Sachs & Co. reviewed the financial terms, to the extent publicly available, of 56 pending or completed mergers and acquisitions transactions since May 1994 in the software industry (the "Selected Transactions"). Goldman, Sachs & Co. based this analysis on publicly available information for each of the Selected Transactions.

    Goldman, Sachs & Co. calculated:

    - the consideration given with respect to each Selected Transaction as a multiple of latest twelve month ("LTM") sales immediately prior to the announcement of the Selected Transaction;

    - the consideration given with respect to each Selected Transaction as a multiple of LTM earnings before interest, income taxes, depreciation and amortization ("EBITDA") immediately prior to the announcement of the Selected Transaction;

    - the consideration given with respect to each Selected Transaction as a multiple of LTM earnings before interest and income taxes ("EBIT") immediately prior to the announcement of the Selected Transaction; and

    - the consideration given with respect to each Selected Transaction as a multiple of LTM net income immediately prior to the announcement of the Selected Transaction.

    The ranges, medians and means of the premiums and the multiples of the Selected Transactions are set forth in the following table:

                                                        RANGE              MEAN      MEDIAN
                                                ----------------------   --------   --------
Consideration as a Multiple of LTM Sales......             0.7x-226.0x     12.3x      5.6x
Consideration as a Multiple of LTM EBITDA.....             9.8x-364.3x     58.6x     24.2x
Consideration as a Multiple of LTM EBIT.......            12.2x-506.5x     74.7x     39.2x
Consideration as a Multiple of LTM Net
  Income......................................          19.1x-3,418.1x    224.9x     62.4x

    (6) DISCOUNTED CASH FLOW ANALYSIS. Goldman, Sachs & Co. estimated the present value of the equity value per share of Sterling Software based on Sterling Software's management base estimates and Sterling Software's risk adjusted management estimates. The equity values per share of Sterling Software Common Stock were calculated based on:

    - Sterling Software management's base estimates and risk adjusted estimates;

    - variations in EBIT margins from -4% to 4%;

    - variations in sales growth rate from -10% to 10%;

    - exit years of 2002 and 2003; and

    - projected EBITDA exit multiples from 8.0x to 10.0x.

    Based on these parameters, Goldman, Sachs & Co. calculated the equity value per share of Sterling Software as shown in the following table:

                                                              2002 EXIT        2003 EXIT
                                                                RANGE            RANGE
                                                            --------------   --------------
Based on management base estimates........................  $       37-66    $        44-89
Based on management risk adjusted estimates...............  $       30-55    $        30-63

    (7) PRESENT VALUE OF FUTURE STOCK PRICE ANALYSIS. Goldman, Sachs & Co. performed an analysis of the present value of potential future prices for Sterling Software Common Stock using Sterling Software management's base and risk adjusted estimates. Goldman, Sachs & Co. calculated various future stock prices as of the beginning of the fiscal years 2002 and 2003, based on one year forward price/earnings multiples ranging from 12 to 20, and calculated a present value of such future stock prices using discount rates of from 15% to 25%. This analysis produced present values of Sterling Software's future common stock price of from $32 to $78, based on management's base case, and of from $25 to $52, based on management's risk adjusted case.

    (8) LEVERAGED BUYOUT ANALYSIS. Based on Sterling Software's risk adjusted management estimates, Goldman, Sachs & Co. performed a leveraged buyout analysis of Sterling Software assuming a purchase price per share of Sterling Software Common Stock of $39.30 and total funds required of $3,758.2 million from the following sources: (i) excess cash on hand of $288 million, (ii) bank debt of $1,006.2 million, (iii) senior subordinated debt of $375 million and
(iv) equity of $2,089 million.

    On these assumptions, and based on a forward P/E multiple of 16x and treating fiscal year 2001 as year 1, Goldman, Sachs & Co. calculated:

    - the internal rate of return to equity investors at a purchase price of $39.30 per share of Sterling Software Common Stock; and

    - the purchase price per share of Sterling Software Common Stock required to yield an internal rate of return of 30% to equity investors to be as shown in the following table:

                                                               YEAR OF EXIT
                                                      ------------------------------
                                                        2001       2002       2003
                                                      --------   --------   --------
Internal Rate of Return at transaction price of
  $39.30............................................   0.4%       18.8%      40.6%
Purchase price per Sterling Software share required
  to produce 30% IRR for equity investors...........   $26.54     $33.71     $45.56

    (9) BREAKUP SEGMENT VALUATION ANALYSIS. Goldman, Sachs & Co. calculated the implied breakup segment valuations for each of the Sterling Software business segments by assuming that (i) any gains with respect to the application development, the business intelligence and the federal systems segments will be subject to a 35% tax, (ii) the systems management segment will remain in place and, accordingly, that no taxes will have to be paid as a result of any gain on that segment and (iii) Sterling Software's cash balance is distributed among its business segments in proportion to estimated 2000 revenues. The following table presents (i) assumed multiples for the business segments, based in the case of the application development segment on the purchase price paid by Sterling Software for the businesses comprising the segment and in the case of the other segments on multiples for publicly traded comparable companies, (ii) the low and high implied breakup segment valuations for each of the Sterling Software business segments and (iii) the aggregate implied value of Sterling Software's businesses calculated as the sum of the implied segment valuations of the Sterling Software business segments along with the corresponding implied per share value of Sterling Software Common Stock:

                                                  MULTIPLE           IMPLIED BREAKUP SEGMENT
BUSINESS SEGMENT                                    RANGE               VALUATION RANGES
----------------                              -----------------   -----------------------------
Application Development.....................          1.0x-2.3x   $241-$460 million
Business Intelligence.......................          4.5x-8.3x   $647-$1,091 million
Systems Management..........................          3.6x-5.0x   $1,485-$2,019 million
Federal Systems.............................          0.4x-0.7x   $135-$173 million
  Total.....................................                      $2,507-$3,744 million
  Implied per Share Value...................                      $27.07-$40.43

    (10) CONTRIBUTION ANALYSIS. Goldman, Sachs & Co. analyzed the relative contributions of Sterling Software and Computer Associates to the pro forma income statement of the combined company, based, in the case of estimates for Sterling Software for year 2001, on Sterling Software's management base estimates and risk adjusted management estimates and, in the case of estimates for Sterling Software for year 2000 and estimates for Computer Associates, on various research reports. The analysis showed that on a pro forma combined basis Sterling Software and Computer Associates would account for approximately the following percentages of the combined company on an equity contribution basis, adjusting for net debt:

                                                  IMPLIED % OF COMBINED COMPANY
                                             ---------------------------------------
                                             COMPUTER ASSOCIATES       STERLING
                                             -------------------   -----------------
Sales......................................          84.9-85.9%            14.1-15.1%
EBITDA.....................................          88.8-90.3%             9.7-11.2%
EBIT.......................................          89.6-91.3%             8.7-10.4%
Net income.................................          89.3-90.0%            10.0-10.7%
Combined equity market capitalization(a)...               92.5%                  7.5%
Equity contribution at transaction value...               91.5%                  8.5%

------------------------

(a) Based on closing prices on February 11, 2000, diluted shares outstanding using the treasury method, and a 100% stock transaction with tax-free rollover of Sterling Software options.

(11) PRO FORMA COMBINED EARNINGS ANALYSIS. Goldman, Sachs & Co. analyzed certain pro forma effects of the Merger. Based on such analysis, Goldman, Sachs & Co. calculated the resulting dilution/ accretion to the combined company's book earnings per share estimates and cash earnings per share estimates for the fiscal years ending 2001 and 2002, taking into account the provisions of the Merger Agreement relating to adjustment of the Exchange Ratio, both before and after taking into account synergies of the Merger as estimated by Sterling Software's management. Goldman, Sachs & Co. noted that, before taking into account synergies of the Merger and assuming a range of stock prices per share of Computer Associates Common Stock of $41.85 to $97.65, the Merger would be:

    - between 9.8% and 13.7% dilutive to the combined company's book earnings per share for fiscal year 2001;

    - between 7.3% and 11.1% dilutive to the combined company's book earnings per share for fiscal year 2002;

    - between 1.5% dilutive and 4.5% accretive to the combined company's cash earnings per share for fiscal year 2001; and

    - between 0.3% dilutive to 5.8% accretive to the combined company's cash earnings per share for fiscal year 2002.

    Goldman, Sachs & Co. also noted that, after taking into account synergies of the Merger as estimated by Sterling Software's management and assuming a range of stock prices per share of Computer Associates Common Stock of $41.85 to $97.65, the Merger would be:

    - between 5.4% and 9.4% dilutive to the combined company's book earnings per share for fiscal year 2001;

    - between 2.1% and 6.2%% dilutive to the combined company's book earnings per share for fiscal year 2002;

    - between 2.0% and 8.3% accretive to the combined company's cash earnings per share for fiscal year 2001; and

    - between 3.9% and 10.4% accretive to the combined company's cash earnings per share for fiscal year 2002.

    COMPUTER ASSOCIATES SELECTED COMPANIES ANALYSIS. Goldman, Sachs & Co. also reviewed certain financial, market and operating information of Computer Associates with corresponding data for a group of companies (collectively, the "Computer Associates Selected Companies"), consisting of BMC Software, Inc., Compuware Corporation, International Business Machines Corporation, Oracle Corporation and Sterling Software, Inc. The following table sets forth the information for Computer Associates, and the ranges and medians for the Computer Associates Selected Companies, of:

    - the closing price, on February 11, 2000, as a percentage of the 52 week high;

    - P/E multiples for the calendar years 2000 and 2001, based on earnings estimates reported by IBES as of February 11, 2000;

    - multiples of Market Capitalization to revenue estimates as reported by various research reports for calendar years 2000 and 2001; and

    - the IBES Growth Rate.

                               2/11/00
                               CLOSING
                              PRICE AS %                                                                              IBES 5
                                OF 52            P/E MULTIPLE                     REVENUE MULTIPLE                     YEAR
                                 WEEK      -------------------------   ---------------------------------------        GROWTH
COMPANY                          HIGH         2000          2001              2000                 2001                EST.
-------                       ----------   -----------   -----------   ------------------   ------------------   ----------------
Computer Associates.........    93%           19.1x         16.4x             6.3x                 5.1x                15%
Computer Associates Selected
  Companies Group
    Range...................  50-100%      14.0-93.8x    10.8-77.2x         2.2-9.7x             2.5-8.2x             13-30%

    Mean....................     76           34.4          28.3              5.2                  4.7                 23%

    Median..................     84           21.2          16.7              3.8                  4.1                 25%

    OTHER FACTORS AND COMPARATIVE ANALYSES. In its presentation to the Sterling Software Board, Goldman, Sachs & Co. reviewed some other factors and comparative analyses, including, among other things, (i) the historical and pro forma financial profile of Sterling Software and Computer Associates to certain other software companies, (ii) the ownership profile of Sterling Software and Computer Associates, (iii) the forward P/E history of Sterling Software and Computer Associates and (iv) analysts' reports, including earnings estimates, with respect to Sterling Software and Computer Associates.

    The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Goldman, Sachs & Co.'s opinion. In arriving at its fairness determination, Goldman, Sachs & Co. considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman, Sachs & Co. made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses is directly comparable to Sterling Software or the contemplated transaction. The analyses were prepared solely for purposes of Goldman, Sachs & Co. providing its opinion to the Sterling Software Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of Sterling Software Common Stock pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sterling Software, Goldman, Sachs & Co. or any other person assumes responsibility if future results are materially different from those forecast. As described above, the opinion of Goldman, Sachs & Co. to the Sterling Software Board was among many factors taken into consideration by the Sterling Software Board in making its determination to approve the Merger Agreement.

        (c) INTENT TO TENDER.

    To Sterling Software's knowledge, after reasonable inquiry and in view of the obligations under the Tender Agreement, all executive officers, directors, affiliates and subsidiaries of Sterling Software will tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than options to acquire Shares).

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    GOLDMAN LETTER AGREEMENT. Sterling Software engaged Goldman, Sachs & Co., pursuant to the terms of the Goldman Letter Agreement, to assist Sterling Software as its financial advisor in connection with the possible sale of all or a portion of Sterling Software (a "Transaction").

    Pursuant to the terms of the Goldman Letter Agreement, Sterling Software agreed to pay Goldman, Sachs & Co. (i) a cash fee of $250,000, payable upon the signing of the Goldman Letter Agreement, and (ii) a fee equal to 0.50% of the aggregate consideration paid in a Transaction such as the Offer and the Merger. Assuming a transaction value per share of $39.50 and based on Sterling Software's most recent unaudited balance sheet, the total fee payable by Sterling Software to Goldman, Sachs & Co. in connection with the Offer and the Merger would equal $18,761,144, against which the $250,000 fee would be credited.

    Sterling Software has also agreed to reimburse Goldman, Sachs & Co. for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Goldman, Sachs & Co. and related parties against certain liabilities arising out of or in connection with Goldman, Sachs & Co.'s engagement.

    BROADVIEW LETTER AGREEMENT. Sterling Software engaged Broadview, pursuant to the terms of a letter agreement, dated as of January 21, 2000 (the "Broadview Letter Agreement"), to assist Sterling Software as its financial advisor in connection with Sterling Software's consideration of potential acquisition offers with respect to Sterling Software. Pursuant to the terms of the Broadview Letter Agreement, Sterling Software agreed to pay Broadview a fee of $2 million, contingent upon the closing of a business combination or other transaction involving Sterling Software. Sterling Software has also agreed to reimburse Broadview for reasonable out-of-pocket expenses including, without limitation, the reasonable fees and disbursements of its legal counsel, and to indemnify Broadview and related parties against certain liabilities, actions and claims arising out of Broadview's engagement by Sterling Software pursuant to the Broadview Letter Agreement.

    Except as set forth above, neither Sterling Software nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth on Schedule II attached hereto, no transactions in the Shares have been effected during the past 60 days by Sterling Software or any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Sterling Software in response to the Offer which relate to a tender offer or other acquisition of Sterling Software's securities by Sterling Software, any subsidiary of Sterling Software or any other person.

    (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Sterling Software in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sterling Software or any subsidiary of Sterling Software, (ii) a purchase, sale or transfer of a material amount of assets of Sterling Software or any subsidiary of Sterling Software, or
(iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sterling Software.

    (c) Except as indicated in Items 3 and 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION.

    (a) INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT. The Information Statement attached hereto as Schedule I is being furnished to Sterling Software's stockholders in connection with the possible designation by Computer Associates, pursuant to the Merger Agreement, of certain persons to be appointed to the Sterling Software Board other than at a meeting of Sterling Software's stockholders, and such information is incorporated herein by reference.

    (b) On February 14, 2000, the Rights Agreement was amended (the "Second Amendment to Rights Agreement") in order to, among other things, (i) prevent each of Computer Associates and Silversmith Acquisition Corp. from becoming an Acquiring Person (as defined in the Rights Agreement) or a Beneficial Owner of Common Shares (each as defined in the Rights Agreement); (ii) prevent a Distribution Date, Flip-in Event, Flip-over Event, Share Acquisition Date or Triggering Event (each as defined in the Rights Agreement) from occurring, in each case as a result of (A) the execution of the Merger Agreement, (B) the public or other announcement of the Merger, (C) the public or other announcement of the Offer, (D) the commencement of the Offer, (E) the consummation of the Offer, (F) the consummation of the Merger, or (G) the consummation of any other transaction contemplated by the Merger Agreement or the Tender Agreement. A copy of the Second Amendment to Rights Agreement is filed herewith as Exhibit (e)(40) and is incorporated herein by reference.

    (c) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)                      Exchange Offer, dated February 22, 2000 (incorporated herein by reference to the prospectus included in the Registration
                            Statement on Form S-4 of Computer Associates International,
                            Inc. dated February 22, 2000).

(a)(2)                      Letter of Transmittal (incorporated herein by reference to
                            Exhibit 99.1 to the Registration Statement on Form S-4 of
                            Computer Associates International, Inc. dated February 22,
                            2000).

(a)(3)                      Chairman's Letter to Stockholders of Sterling
                            Software, Inc., dated February 22, 2000.*

(a)(4)                      Joint Press Release of Sterling Software, Inc. and Computer
                            Associates International, Inc., dated February 14, 2000
                            (incorporated herein by reference to Sterling Software,
                            Inc.'s Form 425 filed February 14, 2000).

(e)(1)                      Agreement and Plan of Merger, dated as of February 14, 2000, among Computer Associates International, Inc., Silversmith
                            Acquisition Corp. and Sterling Software, Inc. (incorporated herein by reference to Sterling Software, Inc.'s Current
                            Report on Form 8-K, dated February 18, 2000).

(e)(2)                      Opinion of Goldman, Sachs & Co. to the Board of Directors of
                            Sterling Software, Inc., dated February 14, 2000 (included as Schedule III hereto).*

(e)(3)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and Sam Wyly.

(e)(4)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and
                            Charles J. Wyly, Jr.

(e)(5)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and
                            Sterling L. Williams.

(e)(6)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and
                            Geno P. Tolari.

(e)(7)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and
                            F.L. "Mike" Harvey.

(e)(8)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and
                            Don J. McDermett, Jr.

(e)(9)                      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and
                            B. Carole Morton.

(e)(10)                     Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and Mark A. Theel.

(e)(11)                     Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and R. Logan Wray.

(e)(12)                     Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
                            Computer Associates International, Inc. and Evan A. Wyly.

(e)(13)                     Form of Amendment to Change in Control Severance Agreement,
                            dated as of February 14, 2000, by and among Sterling
                            Software, Inc., Computer Associates International, Inc. and
                            certain non-executive officers of Sterling Software, Inc.

(e)(14)                     SERP Agreement, dated as of February 15, 2000, by and among
                            Sterling Software, Inc., Computer Associates
                            International, Inc. and Geno P. Tolari.

(e)(15)                     Amended and Restated Supplemental Executive Retirement
                            Plan II regarding benefits of Geno P. Tolari under former
                            Informatics General Corporation Supplemental Executive
                            Retirement Plan II (previously filed as an exhibit to
                            Sterling Software, Inc.'s Quarterly Report on Form 10-Q for
                            the quarter ended December 31, 1999 and incorporated herein by reference (SEC File No. 529263)).

(e)(16)                     Amendment to the Sterling Software, Inc. Employee Heath
                            Benefit Plan (effective as of December 31, 1999).

(e)(17)                     Sterling Software, Inc. Amended and Restated Employee Stock
                            Purchase Plan (effective as of March 20, 1998) (previously filed as an exhibit to Sterling Software, Inc.'s Quarterly
                            Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference (SEC File No. 98602908)).

(e)(18)                     Sterling Software, Inc. Deferred Compensation Plan (restated
                            effective January 3, 2000) (previously filed as an exhibit to Sterling Software, Inc.'s Quarterly Report on Form 10-Q
                            for the quarter ended December 31, 1999 and incorporated
                            herein by reference (SEC File No. 529263)).

(e)(19)                     Sterling Software, Inc. Amended and Restated 1996 Stock
                            Option Plan (previously filed as an exhibit to Sterling
                            Software, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by
                            reference (SEC File No. 99746823)).

(e)(20)                     Amendment dated as of January 31, 2000 to Sterling Software,
                            Inc. Amended and Restated 1996 Stock Option Plan.

(e)(21)                     Form of Stock Option Agreement between Sterling Software,
                            Inc. and each of Sam Wyly and Charles J. Wyly, Jr.
                            (previously filed as an exhibit to Sterling Software, Inc.'s
                            Annual Report on Form 10-K for the fiscal year ended
                            September 30, 1997 and incorporated herein by reference (SEC
                            File No. 97724719)).

(e)(22)                     Form of Stock Option Agreement between Sterling Software,
                            Inc. and Sterling L. Williams (previously filed as an
                            exhibit to Sterling Software, Inc.'s Annual Report on
                            Form 10-K for the fiscal year ended September 30, 1997 and incorporated herein by reference (SEC File No. 97724719)).

(e)(23)                     Form of Stock Option Agreement between Sterling Software,
                            Inc. and Geno P. Tolari (previously filed as an exhibit to
                            Sterling Software, Inc.'s Annual Report on Form 10-K for the
                            fiscal year ended September 30, 1997 and incorporated herein by reference (SEC File No. 97724719)).

(e)(24)                     Form of Stock Option Agreement between Sterling Software,
                            Inc. and F.L. "Mike" Harvey (previously filed as an exhibit to Sterling Software, Inc.'s Annual Report on Form 10-K for
                            the fiscal year ended September 30, 1999 and incorporated
                            herein by reference (SEC File No. 99746823)).

(e)(25)                     Form of Amendment to the Stock Option Agreement, dated
                            March 20, 1998, between Sterling Software, Inc. and each of its executive officers (previously filed as an exhibit to
                            Sterling Software, Inc.'s Quarterly Report on Form 10-Q for
                            the quarter ended March 31, 1998 and incorporated herein by reference (SEC File No. 98602908)).

(e)(26)                     Fiscal 1999 Executive Compensation Plan for Group Presidents
                            (previously filed as an exhibit to Sterling Software, Inc.'s
                            Annual Report on Form 10-K for the fiscal year ended
                            September 30, 1998 and incorporated herein by reference (SEC
                            File No. 98755025)).

(e)(27)                     Fiscal 2000 Executive Compensation Plan for Group Presidents
                            (previously filed as an exhibit to Sterling Software, Inc.'s
                            Annual Report on Form 10-K for the fiscal year ended
                            September 30, 1999 and incorporated herein by reference (SEC
                            File No. 99746823)).

(e)(28)                     Consulting Agreement, dated October 1, 1996, between
                            Sterling Software, Inc. and Michael C. French (previously
                            filed as an exhibit to Sterling Software, Inc.'s Annual
                            Report on Form 10-K for the fiscal year ended September 30,
                            1996 and incorporated herein by reference (SEC File
                            No. 96672084)).

(e)(29)                     CEO Agreement, dated November 15, 1999, between Sterling
                            Software, Inc. and Sterling L. Williams (previously filed as an exhibit to Sterling Software, Inc.'s Annual Report on
                            Form 10-K/A Amendment No. 1 for the fiscal year ended
                            September 30, 1999, filed January 28, 2000 and incorporated herein by reference).

(e)(30)                     Form of Change-in-Control Severance Agreement, dated
                            November 15, 1999, between Sterling Software, Inc. and each of Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams
                            (previously filed as an exhibit to Sterling Software, Inc.'s
                            Annual Report on Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 1999, filed January 28, 2000 and
                            incorporated herein by reference).

(e)(31)                     Form of Change-in-Control Severance Agreement, dated
                            November 15, 1999, between Sterling Software, Inc. and
                            Geno P. Tolari (previously filed as an exhibit to Sterling
                            Software, Inc.'s Annual Report on Form 10-K/A Amendment
                            No. 1 for the fiscal year ended September 30, 1999, filed
                            January 28, 2000 and incorporated herein by reference).

(e)(32)                     Form of Change-in-Control Severance Agreement, dated
                            October 22, 1999, between Sterling Software, Inc. and F.L.
                            "Mike" Harvey (previously filed as an exhibit to Sterling
                            Software, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by
                            reference (SEC File No. 99746823)).

(e)(33)                     Form of Change-in-Control Severance Agreement, dated
                            November 15, 1999, between Sterling Software, Inc. and
                            R. Logan Wray.

(e)(34)                     Form of Change-in-Control Severance Agreement, dated
                            November 15, 1999, between Sterling Software, Inc. and
                            Don J. McDermett, Jr.

(e)(35)                     Form of Change-in-Control Severance Agreement, dated
                            October 22, 1999, between Sterling Software, Inc. and
                            B. Carole Morton.

(e)(36)                     Form of Change-in-Control Severance Agreement, dated
                            October 22, 1999, between Sterling Software, Inc. and
                            Mark A. Theel.

(e)(37)                     Form of Change-in-Control Severance Agreement, dated
                            October 22, 1999, between Sterling Software, Inc. and
                            Evan A. Wyly.

(e)(38)                     Form of letter to participants in Sterling Software, Inc.'s
                            Savings and Security (401(k)) plan.

(e)(39)                     Agreement, dated as of February 14, 2000, among Silversmith
                            Acquisition Corp. and certain stockholders of Sterling
                            Software, Inc. listed on the signature pages thereto
                            (incorporated herein by reference to Sterling Software,
                            Inc.'s Current Report on Form 8-K, dated February 18, 2000).

(e)(40)                     Second Amendment, dated as of February 14, 2000, to the
                            Rights Agreement, dated as of December 18, 1996, as amended by the First Amendment to Rights Agreement, dated as of
                            March 12, 1998, by and between Sterling Software, Inc. and
                            BankBoston N.A., as Rights Agent (incorporated herein by
                            reference to Sterling Software, Inc.'s Form 8-A/A filed on
                            February 17, 2000).

------------------------

*   Included in copy mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000

                                                       STERLING SOFTWARE, INC.

                                                       By:  /s/ DON J. MCDERMETT, JR.
                                                            -----------------------------------------
                                                            Name: Don J. McDermett, Jr.
                                                            Title:  Senior Vice President,
                                                                  General Counsel and Secretary

                                                                      SCHEDULE I

                            STERLING SOFTWARE, INC.
                         300 CRESCENT COURT, SUITE 1200
                              DALLAS, TEXAS 75201
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This information statement ("Information Statement") is being mailed on or about February 22, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of Sterling Software, Inc., a Delaware corporation (the "Sterling Software"). It is being furnished in connection with an Agreement and Plan of Merger, dated as of February 14, 2000 (the "Merger Agreement"), by and among Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), Silversmith Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Computer Associates ("Silversmith Acquisition Corp."), and Sterling Software, in accordance with the terms and subject to the conditions of which, (i) Computer Associates will cause Silversmith Acquisition Corp. to make an exchange offer to exchange shares of common stock, par value $.10 per share, of Computer Associates (the "Computer Associates Common Stock"), for all of the issued and outstanding shares of Common Stock, including the associated preferred stock purchase rights (the "Offer"), and (ii) subsequent to the consummation of the Offer, Silversmith Acquisition Corp. will be merged with and into Sterling Software (the "Merger"). As a result of the Offer and the Merger, Sterling Software will become a wholly-owned subsidiary of Computer Associates.

    Silversmith Acquisition Corp. commenced the Offer on Tuesday, February 22, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 20, 2000, unless it is extended by Silversmith Acquisition Corp. in accordance with the terms and conditions of the Merger Agreement.

    The Merger Agreement provides that, upon the consummation of the Offer, Sterling Software shall cause certain designees of Computer Associates (the "Computer Associates Designees") to be elected to the Board of Directors of Sterling Software (the "Board"). If, however, the Merger Agreement is terminated or if Silversmith Acquisition Corp. does not accept Shares tendered for exchange, then Computer Associates will not have any right to designate directors for election to the Board.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

THE COMPUTER ASSOCIATES DESIGNEES

    Effective upon the acceptance for exchange by Silversmith Acquisition Corp. of a number of the Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), Computer Associates will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by Computer Associates or Silversmith Acquisition Corp. (including Shares accepted for exchange) bears to the total number of Shares outstanding, and Sterling Software will take all action necessary to cause Computer Associates' designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), two members (each, a "Continuing Director") who were directors of Sterling Software prior to consummation of the Offer, shall remain as directors of Sterling Software until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy.

    The directors of Silversmith Acquisition Corp. at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

    Computer Associates has informed Sterling Software that it will choose the Computer Associates Designees to the Sterling Software Board from the directors and executive officers of Computer Associates and/or Silversmith Acquisition Corp. listed in Annex A to the Exchange Offer, a copy of which is being mailed to Sterling Software's stockholders together with the Schedule 14D-9. Computer Associates has informed Sterling Software that each of the directors and executive officers listed in Annex A to the Exchange Offer has consented to act as a director of Sterling Software, if so designated. The information on such Annex A is incorporated herein by reference. The name, address, principal occupation or employment and five year employment history for each such person is set forth in such Annex A.

    It is expected that the Computer Associates Designees may assume office following the acceptance for exchange by Silversmith Acquisition Corp. of the specified minimum number of Shares pursuant to the Offer, which cannot be earlier than March 20, 2000.

CERTAIN INFORMATION CONCERNING STERLING SOFTWARE

    As of February 18, 2000, Sterling Software had 82,570,327 shares of Common Stock issued and outstanding, Sterling Software's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

            INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS
                              OF STERLING SOFTWARE

DIRECTORS AND EXECUTIVE OFFICERS OF STERLING SOFTWARE

    Sterling Software's Certificate of Incorporation provides for a board of directors divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year at Sterling Software's Annual Meeting of Stockholders. Each class of directors is elected for a term of three years except in the case of elections to fill vacancies or newly created directorships.

    The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Sterling Software, as well as other selected officers of Sterling Software. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Sterling Software, Inc., 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

    SAM WYLY, age 65. Mr Wyly has served as Chairman of the Board since co-founding Sterling Software in 1981. He also serves as Chairman of the Executive Committee and the 1996 and 1999 Stock Option Committees of the Board. Companies founded by Mr. Wyly were among the forerunners of the computer software and electronic commerce industries and the Internet. In 1963, he founded University Computing Company, which became one of the largest computer service and software companies. His data transmission company, Datran, Inc., was one of the pioneering telecommunications ventures that broke up the telephone monopoly. Sterling Commerce, Inc. (a provider of electronic commerce software and network services), a leader in this industry, was spun off to Sterling Software's stockholders in 1996. Mr. Wyly serves as Chairman of its Executive Commitee. Mr. Wyly also serves as Chairman of Michaels Stores, Inc., a specialty retailer, Chairman of Scottish Annuity & Life Holdings, Ltd., a variable life insurance and reinsurance company, and Founding Partner of the General Partner of Maverick Capital, Ltd., an investment fund management company. Mr. Wyly is the father of Evan Wyly, also a director of Sterling Software.

    STERLING L. WILLIAMS, age 56. Mr. Williams co-founded Sterling Software in 1981 and since that time has served as President, Chief Executive Officer and a director of Sterling Software. Mr. Williams has served as Chairman of the Board and a director of Sterling Commerce, Inc. since December 1995. From
December 1995 to October 1996, Mr. Williams also served as Chief Executive Officer of Sterling Commerce, Inc. Mr. Williams is a member of the Executive Committee and the 1996 and 1999 Stock Option Committees of the Board.

    CHARLES J. WYLY, JR., age 66. Mr. Wyly co-founded Sterling Software in 1981 and since that time has served as a director of Sterling Software, and as Vice Chairman since 1984. He served as an officer and director of University Computing Company, a computer software and services company, from 1964 to 1975, including President from 1969 to 1973. Mr. Wyly and his brother, Sam Wyly, founded Earth Resources Company, an oil refining and silver mining company, and Mr. Wyly served as its Chairman of the Board from 1968 to 1980. Mr. Wyly served as Vice Chairman of the Board of the Bonanza Steakhouse chain from 1967 to 1989. Mr. Wyly currently serves as Vice Chairman of Michaels Stores, Inc., as a director of Scottish Annuity & Life Holdings, Ltd. and as a director of Sterling Commerce, Inc. Mr. Wyly is a member of the Executive Committee and the 1996 and 1999 Stock Option Committees of the Board.

    ROBERT J. DONACHIE, age 71. Mr. Donachie has served as a director of Sterling Software since May 1983. He has been principally employed as a private business consultant since March 1981. Mr. Donachie formerly served as President of the Institute of Management Accountants, a worldwide professional organization devoted to the development of accounting and control practices and promotion of ethical standards, and he remains a lifetime member of its Board of Directors. Mr. Donachie is Chairman of the Audit Committee and a member of the 1996 Special Stock Option Committee of the Board.

    ALAN W. STEELMAN, age 57. Mr. Steelman has served as a director of Sterling Software since February 1997. He is President of Steelman Stonebridge, Inc., a corporate advisory and investment firm. From 1993 through August 1999, he was a Senior Principal with Monitor Company, a leading international management consulting firm. Mr. Steelman also currently serves as Vice President of Consulting for Maxager Technology, a software company based in San Rafael, California, as a director of Aristocrat Leisure Ltd., a software and machine manufacturing firm based in Sydney, Australia, and serves on the Advisory Board of Asia Information Services, a Beijing-based information technology company. Prior to joining Monitor Company, Mr. Steelman was Chief Operating Officer of Alexander Proudfoot Company, a consulting company listed on The London Stock Exchange. During his 15 years at Alexander Proudfoot, Mr. Steelman held several assignments, including Group President of the Asia-Pacific region and Executive Vice President of worldwide sales and marketing. Prior to joining Alexander Proudfoot, Mr. Steelman served in the U.S. Congress, representing Texas' 5th Congressional District, and also held several appointed positions in government. Mr. Steelman is a member of the Audit Committee and the 1996 Special Stock Option Committee of the Board.

    EVAN A. WYLY, age 38. Mr. Wyly has served as a director of Sterling Software since July 1992. He has been a Managing Partner of Maverick Capital, Ltd., an investment fund management company, since 1991. In 1988, Mr. Wyly founded Premier Partners Incorporated, a private investment firm, and served as its President prior to joining Maverick Capital, Ltd. Mr. Wyly also currently serves as a director of Sterling Commerce, Inc., a provider of electronic commerce software and network services, and as a director of Michaels Stores, Inc., a specialty retailer

    MICHAEL C. FRENCH, age 56. Mr. French has served as a director of Sterling Software since July 1992. He currently serves as Chief Executive Officer, President and a director of Scottish Annuity & Life Holdings, Ltd. Mr. French is also a Partner of Maverick Capital, Ltd. and a consultant to the international law firm of Jones, Day, Reavis & Pogue. He was a partner with the law firm of Jackson & Walker, L.L.P. from 1976 through 1995. Mr. French is also a director of Michaels Stores, Inc.

    PAUL V. BARBER, age 38. Mr. Barber has served as a director of Sterling Software since December 1999. He has served as a General Partner of JMI Equity Fund, a private equity investment firm, since November 1998. From August 1990 to September 1998, Mr. Barber was employed by Alex. Brown & Sons, an investment banking firm, most recently as a managing director. He also currently serves as a director of eBenX, Inc., a provider of e-commerce and connectivity solutions for healthcare transactions.

    DONALD R. MILLER, JR., age 45. Mr. Miller has served as a director of Sterling Software since September 1993. He has served as Vice President-Market Development of Michaels Stores, Inc. since November 1990 and also currently serves as a director of Michaels Stores, Inc.

    GENO P. TOLARI, age 56. Mr. Tolari has served as an Executive Vice President of Sterling Software since March 1990 and as Chief Operating Officer since
April 1996. From November 1986 to March 1990, he served as a Senior Vice President of Sterling Software. Mr. Tolari served as President of Sterling Software's Systems Management Group from December 1994 to February 1997 and as President of the Federal Systems Group from October 1985 to December 1994.

    F.L. "MIKE" HARVEY, age 61. Mr. Harvey has served as a Senior Vice President of Sterling Software since June 1997 and as President of the Systems Management Group since October 1998. He served as President of the former Applications Management Group from October 1996 to October 1998. From March 1993 to
June 1997, he served as President of Omega Consulting Group Inc., a software consulting company.

    DON J. MCDERMETT, JR., age 41. Mr. McDermett has served as Senior Vice President and General Counsel for Sterling Software since May 1997 and as Secretary since October 1998. From July 1996 to May 1997, he served as Vice President, Legal of Sterling Software. Prior to that time Mr. McDermett was employed by Thompson & Knight, a Dallas-based law firm, having been a senior partner in that firm's corporate practice group since 1993.

    B. CAROLE MORTON, age 54. Ms. Morton has served as a Senior Vice President of Sterling Software since October 1996 and as President of Sterling Software's Business Intelligence Group (formerly the Information Management Group) since October 1998. She served as President of the Information Management Division from October 1995 to August 1999. From October 1996 to June 1997, she also served as President of the former Information Management Group. Ms. Morton served as President of Sterling Software's former Applications Engineering Division from December 1994 to October 1995 and President of the former Applications Management Division from July 1993 to November 1994.

    MARK A. THEEL, age 42. Mr. Theel has served as a Senior Vice President of Sterling Software since November 1998 and as President of Sterling Software's Application Development Group since October 1998. From January 1996 to
August 1999, Mr. Theel was President of the former Application Development Division. From December 1994 to December 1995, Mr. Theel served as Vice President, Labs of the Application Development Division and from July 1993 to November 1994, he served as Vice President, Labs of the former Applications Management Division.

    R. LOGAN WRAY, age 40. Mr. Wray has served as Senior Vice President and Chief Financial Officer of Sterling Software since May 1997. Prior to that time he was employed by Ernst & Young LLP, a national accounting firm, having been a partner in that firm since 1994.

    CHRISTOPHER C. BRUTON, age 42. Mr. Bruton has served as Vice President, Business Development of Sterling Software since July 1999. From June 1997 to June 1999, he served as Vice President, Finance and Administration, for the Systems Management Group. Prior to June 1997, Mr. Bruton served as Vice President, Finance and Administration, for the former Applications Management Group.

    PAMELA L. ISBELL, age 40. Ms. Isbell has served as Vice President, Financial Planning of Sterling Software since April 1996. From April 1988 to April 1996, Ms. Isbell served as a Financial Analyst of Sterling Software.

    JULIE G. KUPP, age 36. Ms. Kupp has served as Vice President, Investor Relations of Sterling Software since April 1996. From September 1995 to
April 1996, Ms. Kupp served as Director, Investor Relations and from April 1995 to September 1995, she served as Senior Financial Analyst of Sterling Software. From December 1993 to April 1995, Ms. Kupp served as Director of Accounting. Prior to December 1993, Ms. Kupp was employed by Ernst & Young LLP, most recently as Audit Senior Manager.

    PAUL M. BAKER, age 39. Mr. Baker has served as Controller of Sterling Software since March 1999. From November 1998 to March 1999, he served as International Finance Director for the former Application Development Group. Mr. Baker served as Controller of the former Application International Division from July 1997 until November 1998. Prior to July 1997, he was employed by Ernst & Young LLP, most recently as Senior Audit Manager.

    SUSAN D. TIHOLIZ, age 52. Ms. Tiholiz has served as Treasurer of Sterling Software since November 1997. She served as Director of Treasury from June 1996 to November 1997 and as a consultant to Sterling Software from December 1995 to June 1996. Prior to joining Sterling Software, Ms. Tiholiz was employed by Atlantic Richfield Company, a global energy company, serving in various capacities within finance, treasury and human resources.

COMMITTEES OF THE STERLING SOFTWARE BOARD; MEETINGS

    The Board has an Executive Committee, an Audit Committee and Option Committees.

    The Executive Committee, comprised of Messrs. Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams, is empowered to act on any matter except those matters specifically reserved to the full Board by applicable law, and determined executive compensation for fiscal 1999, except for decisions relating to grants of stock options under Sterling Software's Amended and Restated 1996 Stock Option Plan (the "1996 Option Plan") and the 1999 Employee Stock Option Plan (the "1999 Option Plan"). The Executive Committee met or acted by written consent eight times during fiscal 1999.

    The Audit Committee, comprised of Messrs. Robert J. Donachie and Alan W. Steelman, recommends to the Board the appointment of the firm selected to serve as the independent auditors for Sterling Software and its subsidiaries and monitors the performance of such firm; reviews and approves the scope of the annual audit of the Sterling Software's financial statements and evaluates with the independent auditors the Sterling Software's annual audit and annual consolidated financial statements; reviews with management the status of internal accounting controls; evaluates issues having a potential financial impact on Sterling Software, including matters which may be brought to the Audit Committee's attention by management, the independent auditors or the Board; and reviews the public financial reporting documents of Sterling Software. The Audit Committee met three times during fiscal 1999.

    The 1996 Stock Option Committee, comprised of Messrs. Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams, and the 1996 Special Stock Option Committee, comprised of Messrs. Robert J. Donachie and Alan W. Steelman, (collectively, the "1996 Option Committees"), administer the 1996 Option Plan and have the authority, subject to certain restrictions set forth in the 1996 Option Plan, to determine from time to time the individuals to whom options are granted under the 1996 Option Plan, the number of shares covered by each option grant, the time or times at which options become exercisable and other terms and conditions of such options. The 1996 Stock Option Committee met or acted by written consent four times during fiscal 1999, and the 1996 Special Stock Option Committee met or acted by written consent one time during fiscal 1999.

    The 1999 Stock Option Committee, comprised of Messrs. Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams, administers the 1999 Option Plan and has the authority, subject to certain restrictions set forth in the 1999 Option Plan, to determine from time to time the individuals to whom options are granted under the 1999 Option Plan, the number of shares covered by each option grant, the time or times at which options become exercisable and other terms and conditions of such options. The 1999 Stock Option Committee met or acted by written consent five times during fiscal 1999.

    During fiscal 1999, the Board met or acted by written consent six times. During fiscal 1999, each director participated in at least 75% of all Board and applicable committee meetings held during the period for which he was a director, except Mr. French, who participated in one-half of such meetings.

    Sterling Software does not have a nominating or compensation committee. The functions customarily attributable to a nominating committee are performed by the Board as a whole, and the functions customarily attributable to a compensation committee generally are performed by the Executive Committee and the Option Committees.

COMPENSATION OF DIRECTORS

    Each of Messrs. Donachie, French, Miller and Steelman received an annual directors' fee of $36,000 for his service as a director of Sterling Software, plus $2,500 for each meeting of the Board and each meeting of any committee of the Board that he attended during fiscal 1999. During fiscal 1999, Sam Wyly and Charles J. Wyly, Jr. received annual directors' fees of $500,000 and $250,000 in their capacities as Chairman and Vice Chairman of the Board, respectively. For fiscal 2000, Sam Wyly and Charles J. Wyly, Jr. will receive annual directors' fees at the rate of $537,500 and $268,750 per annum, respectively. The annual retainers and meeting fees to be received by each other director will remain at the same level for fiscal 2000 as for fiscal 1999. Messrs. Williams and Evan Wyly did not receive directors' fees for their services as directors in fiscal 1999.

    Pursuant to the terms of the 1996 Stock Option Plan, Messrs. Donachie and Steelman, as members of the 1996 Special Stock Option Committee of the Board, are each entitled every five years to receive a formula grant of options to purchase 100,000 shares of Common Stock.

                       SECURITY OWNERSHIP OF COMMON STOCK
                    BY CERTAIN BENEFICIAL OWNERS, DIRECTORS
                  AND EXECUTIVE OFFICERS OF STERLING SOFTWARE

    The following table sets forth information regarding the beneficial ownership of Common Stock, as of January 31, 2000, by each director of Sterling Software, each of the Named Executive Officers (as defined herein), the directors and executive officers of Sterling Software as a group and each person or entity known by Sterling Software to own 5% or more of the outstanding shares of Common Stock. The persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, except as otherwise noted. Unless otherwise noted, the business address of each of the stockholders listed below is c/o Sterling Software, Inc., 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

                                                                 SHARES OF
                                                                COMMON STOCK
                                                         OWNED BENEFICIALLY (1)(2)
                                                         --------------------------
                                                                          PERCENT
                                                                             OF
NAME                                                        NUMBER         CLASS
----                                                     -------------   ----------
Sam Wyly (3)...........................................     2,678,481        3.1%
Sterling L. Williams (4)...............................     3,607,520        4.2%
Charles J. Wyly, Jr. (5)...............................     2,300,746        2.7%
Paul V. Barber.........................................             0          *
Robert J. Donachie (6).................................        65,700          *
Michael C. French (7)..................................        11,600          *
F. L. "Mike" Harvey (8)................................        27,414          *
Donald R. Miller, Jr. (9)..............................        80,000          *
Alan W. Steelman (10)..................................        50,077          *
Geno P. Tolari (11)....................................       537,215          *
Evan A. Wyly (12)......................................       309,305          *
All current directors and executive officers as a group
  (15 persons) (13)....................................    10,283,777       11.2%
AXA Conseil Vie Assurance Mutuelle and related
  entities, AXA and AXA Financial, Inc. (14)...........     9,519,026       11.9%
Wellington Management Company, LLP (15)................     7,927,320        9.9%

------------------------

*   Less than 1%.

 (1) The number of shares shown includes outstanding shares owned by the person or entity indicated on January 31, 2000 and shares underlying option owned by such person on January 31, 2000 that were exercisable within 60 days of such date. Persons holding shares of Common Stock pursuant to the Sterling Software, Inc. Savings and Security (401(k)) Plan (the "Savings Plan") generally have sole voting power, but not investment power, with respect to such shares.

 (2) Includes shares of Common Stock which are subject to certain tender and voting obligations of the holders thereof under the Agreement, dated as of February 14, 2000, among Silversmith Acquisition Corp. and such holders listed on the signature page thereto, a copy of which is attached as Exhibit (e)(39) to the Schedule 14D-9 and incorporated therein by reference.

 (3) Includes 1,875,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan, options to purchase 150,000 of which are currently held of record by the marital trust of Sam Wyly's spouse. Also includes 521,458 shares of Common Stock owned by family trusts of which Sam Wyly is trustee and 277,224 shares of Common Stock held of record by a limited partnership of which Sam Wyly is a general partner. Also includes 4,799 shares of Common Stock held pursuant to the Savings Plan.

 (4) Includes 3,600,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan, 520 shares of Common Stock held pursuant to the Savings Plan and 6,000 shares of Common Stock owned by family trusts of which Sterling Williams is trustee. Also includes 1,000 shares owned by Mr. Williams' spouse of which Mr. Williams disclaims beneficial ownership.

 (5) Includes 900,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan, all of which are currently held of record by a limited partnership of which Charles J. Wyly, Jr. is general partner. Also includes 513,148 shares of Common Stock held of record by such limited partnership and 883,398 shares of Common Stock owned by family trusts of which Charles J. Wyly, Jr. is trustee. Also includes 4,200 shares of Common Stock held pursuant to the Savings Plan.

 (6) Includes 50,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 4,500 shares held in a retirement account directed by Mr. Donachie.

 (7) Consists of 10,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 1,600 shares held in a retirement account directed by Mr. French.

 (8) Includes 25,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 284 shares of Common Stock held pursuant to the Savings Plan.

 (9) Consists of 75,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 5,000 shares held by a family partnership of which Donald R. Miller, Jr. is a general partner.

(10) Consists of 50,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 77 shares held in an individual retirement account for the benefit of Mr. Steelman's son.

(11) Includes 525,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 9,964 shares of Common Stock held pursuant to the Savings Plan.

(12) Consists of 158,880 shares of Common Stock held by a family limited partnership of which Evan Wyly is a general partner, 150,000 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and held of record by such partnership and 425 shares held pursuant to the Savings Plan.

(13) Includes 529,650 shares of Common Stock that may be acquired upon exercise of options granted under the 1996 Option Plan and 18,478 shares of Common Stock held pursuant to the Savings Plan, in each case by executive officers of Sterling Software not named in the table above.

(14) Based on Schedule 13G/A filed February 14, 2000 by AXA Conseil Vie Assurance Mutuelle (formerly Alpha Assurances Vie Mutuelle), AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, as a group, AXA (formerly AXA-UAP) and AXA Financial, Inc. (formerly The Equitable Companies Incorporated). It was reported that four subsidiaries of AXA Financial, Inc., The Equitable Life Assurance Society of the United States, Alliance Capital Management L.P., Donaldson,
     Lufkin & Jenrette Securities Corporation and Wood, Struthers and Winthrop Management Corp., are deemed to have sole voting power with respect to 1,337,442 shares, shared voting power with respect to 6,722,686 shares, sole dispositive power with respect to 8,167,851 shares and shared dispositive power with respect to

     98,275 shares. The address of AXA Conseil Vie Assurance Mutuelle is 100-101 Terrasse Boieldieu, 92042 Paris La Defense, France; the address of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; the address of AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand, 75002 Paris, France; the address of AXA is 9 Place Vendome, 75001 Paris, France; and the address of AXA
     Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104. The information regarding beneficial ownership of Common Stock by this group is included in reliance on a report filed with the Securities and Exchange Commission (the "SEC") by such parties, except that the percentage of Common Stock beneficially owned is based upon Sterling Software's calculations made in reliance upon the number of shares of Common Stock reported to be beneficially owned by such parties in such report and the number of shares of Common Stock outstanding on December 31, 1999.

(15) Based on a Schedule 13G/A filed on February 11, 2000 by Wellington Management Company, LLP ("Wellington"). Wellington has shared voting power with respect to 5,667,824 shares and shared dispositive power with respect to 7,927,320 shares. The address of Wellington is 75 State Street, Boston, Massachusetts 02109. The information regarding beneficial ownership of Common Stock by Wellington is included in reliance on a report filed with the SEC by Wellington, except that the percentage of Common Stock beneficially owned is based upon Sterling Software's calculations made in reliance upon the number of shares of Common Stock reported to be beneficially owned by such person in such report and the number of shares of Common Stock outstanding on December 31, 1999.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Sterling Software's directors and executive officers, and persons who own more than 10% of Sterling Software's outstanding Common Stock, to file initial reports of ownership and reports of changes in ownership of Common Stock with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"). Such persons are required by SEC regulations to furnish Sterling Software with copies of all Section 16(a) reports they file.

    Based solely on its review of such reports received by Sterling Software with respect to fiscal 1999 and written representations from such reporting persons, Sterling Software believes that, except as noted herein, all reports required to be filed under Section 16(a) have been timely filed by such persons. A Form 4 was filed on behalf of Sterling L. Williams on January 7, 2000 disclosing the previously unreported sale of Common Stock by his spouse. The subject shares were acquired by his spouse prior to their marriage and Mr. Williams disclaimed beneficial ownership of such shares held and sold by his spouse.

                             EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding compensation paid or accrued for services rendered during each of Sterling Software's last three fiscal years to Sterling Software's Chief Executive Officer and each of the other four most highly compensated executive officers of Sterling Software and its subsidiaries (collectively, the "Named Executive Officers") based on salary and bonus earned during fiscal 1999.

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                               ANNUAL COMPENSATION                     ------------
                              ------------------------------------------------------    SECURITIES
          NAME AND                                                    OTHER ANNUAL      UNDERLYING     ALL OTHER
     PRINCIPAL POSITION         YEAR     SALARY (1)     BONUS (1)   COMPENSATION (2)   OPTIONS (3)    COMPENSATION
----------------------------  --------   ----------     ---------   ----------------   ------------   ------------
Sterling L. Williams........    1999     $  800,000     $400,000        $91,863(4)               0      $ 42,016(5)
  President, Chief Executive    1998        650,000      250,000         22,539(6)               0        47,550
  Officer and Director          1997        650,000      250,000         35,868(6)       3,600,000        42,252

Sam Wyly....................    1999      1,000,000(7)   500,000         24,281(6)               0       187,313(8)
  Chairman of the Board         1998      1,000,000(7)   500,000         38,248(6)               0       156,881
  and Director                  1997      1,000,000(7)   500,000         53,363(6)       3,600,000       182,691

Charles J. Wyly, Jr.........    1999        500,000(9)   250,000         23,308(6)               0        34,119(10)
  Vice Chairman of the Board    1998        500,000(9)   250,000         44,197(6)               0        41,640
  and Director                  1997        500,000(9)   250,000         29,249(6)       1,800,000        49,669

Geno P. Tolari..............    1999        520,000      255,000         30,342(6)               0        12,967(11)
  Executive Vice President      1998        485,000      240,000         25,043(6)               0        20,805
  and Chief Operating           1997        435,000      215,000          3,302(6)       1,200,000         9,121
  Officer

F. L. "Mike" Harvey.........    1999        285,000      160,660              0                  0         4,800(12)
  Senior Vice President and     1998        285,000      137,080              0                  0             0
  Group President               1997        142,000            0         76,235(13)        350,000             0

------------------------

(1) Reflects salary and bonus earned during the fiscal year. In some instances, the payment of all or a portion of salary or bonus was deferred to a subsequent year.

(2) Excludes perquisites and other personal benefits if the aggregate amount of such compensation is less than the lesser of $50,000 or 10% of the total annual salary and bonus reported for such Named Executive Officer.

(3) Reflects options to purchase Common Stock. Options to purchase Common Stock have been adjusted to reflect the two-for-one stock split dividend paid on April 3, 1998, consisting of one share of Common Stock for each share of Common Stock held. Sterling Software has not granted stock appreciation rights.

(4) Includes $31,915 relating to Mr. Williams' personal use of a company-owned aircraft and a $29,716 reimbursement for the payment of taxes.

(5) Consists of $4,800 in Sterling Software contributions to the Savings Plan and $37,216 in respect of premiums on life insurance policies for Mr. Williams' benefit.

(6) Consists of reimbursements for the payment of taxes.

(7) Includes director's fees of $500,000 paid to Sam Wyly in each of fiscal 1999, 1998 and 1997 for his services as Chairman of the Board of Sterling Software.

(8) Consists of $4,800 in Sterling Software contributions to the Savings Plan, $29,319 in respect of premiums on a life insurance policy for Mr. Wyly's benefit and $153,194 representing compensation deemed received by Mr. Wyly as a result of insurance policy premiums paid by Sterling Software pursuant to a split dollar insurance agreement (which dollar amount was determined based on an actuarial computation in accordance with SEC regulations).

(9) Includes director's fees of $250,000 paid to Charles J. Wyly, Jr. in each of fiscal 1999, 1998 and 1997 for his services as Vice Chairman of the Board of Sterling Software.

(10) Consists of $4,800 in Sterling Software contributions to the Savings Plan and $29,319 in respect of premiums on a life insurance policy for Mr. Wyly's benefit.

(11) Consists of $4,800 in Sterling Software contributions to the Savings Plan and $8,167 in respect of premiums on a life insurance policy for Mr. Tolari's benefit.

(12) Consists of $4,800 in Sterling Software contributions to the Savings Plan.

(13) Consists of a reimbursement of $76,235 in relocation expenses.

OPTION GRANTS IN FISCAL 1999

    No options to purchase Common Stock were granted to any Named Executive Officer during fiscal 1999. Sterling Software has not granted stock appreciation rights.

OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

    The following table provides information related to options to purchase Common Stock exercised by the Named Executive Officers during fiscal 1999 and the number and value of such options held at September 30, 1999, the last day of fiscal 1999. Sterling Software does not have any outstanding stock appreciation rights.

                                                        NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                         SHARES                        UNDERLYING UNEXERCISED               IN-THE-MONEY
                        ACQUIRED        VALUE                OPTIONS AT                      OPTIONS AT
                       ON EXERCISE   REALIZED (1)        SEPTEMBER 30, 1999             SEPTEMBER 30, 1999(2)
                       -----------   ------------   -----------------------------   -----------------------------
NAME                                                EXERCISABLE     UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
----                                                -----------     -------------   -----------     -------------
Sterling L.
  Williams...........          0      $        0     3,600,000               0      $21,350,000      $        0
Sam Wyly.............          0               0     1,875,000(3)            0       11,115,625(3)            0
Charles J. Wyly,
  Jr.................          0               0       900,000(4)            0        5,337,500(4)            0
Geno P. Tolari.......    100,000       1,037,500       500,000         325,000        2,937,500       1,640,625
F. L. "Mike"
  Harvey.............     62,500         651,300        87,500         175,000          432,813         865,625

------------------------

(1) Value was calculated based on the difference between the option price and the closing market price of the Common Stock on the date of exercise multiplied by the number of shares to which the exercise related.

(2) The closing price of the Common Stock as reported by the NYSE on September 30, 1999 was $20.00. In accordance with SEC regulations, value is calculated based on the difference between the option exercise price and $20.00, multiplied by the number of shares of Common Stock underlying the options.

(3) In fiscal 1999, Sam Wyly transferred options to purchase 1,725,000 shares of Common Stock and disclaims beneficial ownership of such transferred options and the underlying shares of Common Stock. The table above does not include the number or value of securities underlying such transferred options.

(4) In fiscal 1999, Charles J. Wyly, Jr. transferred options to purchase 900,000 shares of Common Stock and disclaims beneficial ownership of such transferred options and the underlying shares of Common Stock. The table above does not include the number or value of securities underlying such transferred options.

CHANGE IN CONTROL, SEVERANCE AND EMPLOYMENT AGREEMENTS

    Sterling Software has entered into an agreement (a "Change in Control Agreement") with each of the Named Executive Officers and certain of its other officers. Each Change in Control Agreement provides for certain payments and benefits upon the termination of employment of such person with Sterling Software following a Change in Control (as defined in such agreement). Each Change in Control Agreement covers termination within a specified number of years after the date of a Change in Control and requires Sterling Software to pay to such officer, if prior to the expiration of such period his or her employment is terminated with or without cause by Sterling Software (other than upon such officer's death) or by such officer upon the occurrence of certain constructive termination events, a lump-sum amount equal to a multiple of such officer's annual cash compensation and to continue all benefits and perquisites for a specified number of months. In addition, if any payments (including payments under the Change in Control Agreement, any stock option agreement or otherwise) to such officer are determined to be "excess parachute payments" under the Internal Revenue Code of 1986, as amended (the "Code"), such officer would be entitled to receive an additional payment (net of income taxes) to compensate such officer for any excise tax imposed by the Code on such payments. The specified number of years, the multiple and the specified number of months referred to above are seven, 700% and 84, in the case of each of Messrs. Williams, Sam Wyly and Charles J. Wyly, Jr.; five, 500% and 60, in the case of Mr. Tolari; and two, 200% and 24 in the case of Mr. Harvey.

    Sterling Software has also entered into an agreement (the "CEO Agreement") with Sterling L. Williams, providing for a minimum base salary (subject to mutually agreeable annual increases) and certain benefits, plus such bonuses and other benefits which Sterling Software and Mr. Williams may agree upon.
Mr. Williams' base salary for fiscal 1999 was $800,000. Under the terms of the CEO Agreement, upon the termination of Mr. Williams' employment by (i) Sterling Software (with or without cause) or (ii) Mr. Williams as a result of a reduction in his compensation or of the nature or scope of his authority or duties, the CEO Agreement will convert into a seven-year consulting agreement. In such event, Mr. Williams would be entitled to continue receiving compensation and benefits at the levels specified in the CEO Agreement. Prior to the expiration of its seven-year term, the consulting agreement may be terminated by Mr. Williams at any time and by Sterling Software at Mr. Williams' death. In the event of termination of Mr. Williams' employment following a Change in Control, at Mr. Williams' option, the terms of his Change in Control Agreement may govern such termination in lieu of the conversion of the CEO Agreement into a consulting agreement. In the event of a Change in Control following conversion of the CEO Agreement into a consulting agreement, Mr. Williams would have the option of terminating the consulting agreement and would be entitled to receive a lump-sum amount equal to all compensation due through the unexpired portion of the seven-year consulting agreement.

    Sterling Software has entered into an agreement (a "Severance Agreement") with Mr. Tolari, Mr. Harvey and certain of its other officers (other than Messrs. Williams, Sam Wyly and Charles J. Wyly, Jr.), providing for the continued compensation of such officer in the event that Sterling Software terminates his or her employment, with or without cause. Each Severance Agreement expires a specified number of years after the date on which notice of termination is given to him or her by Sterling Software and requires Sterling Software to continue to pay such officer, following his or her termination from employment by Sterling Software, for a specified number of months, the salary, bonus and certain benefits in effect prior to the termination of his or her employment. The specified number of years and months referred to above are five and 60 for Mr. Tolari and two and 24 for Mr. Harvey.

In the event of a termination of employment following a Change in Control, at the officer's option, the terms of his or her Change in Control Agreement may govern such termination in lieu of the terms of his or her Severance Agreement.

CHANGE IN CONTROL AGREEMENT AMENDMENTS

    As part of the Merger Agreement negotiations, Computer Associates requested that the Change in Control Agreements be amended. In particular, Computer Associates requested that each executive officer of Sterling Software, as well as Evan A. Wyly, a director of Sterling Software, and certain other officers of Sterling Software (collectively, the "Executives") waive his or her right to a continuation of benefits and perquisites (except medical coverages) and that the agreements be amended to add a non-competition covenant in respect of certain Executives and non-solicitation and confidentiality covenants in respect of all the Executives. On February 14, 2000, Sterling Software, Computer Associates, and each Executive agreed to amend the Change in Control Agreements, effective as of the consummation of the Offer. Such amendments, which were required by Computer Associates as a condition to executing the Merger Agreement, become effective upon consummation of the Offer. In general, such amendments confirmed and, in certain respects reduced, the Executives' benefits and imposed upon the Executives a non-competition covenant and other covenants to which they were not previously subject. The amendments provide, among other things, that:

    - each Executive will be paid a lump sum in cash upon a qualifying termination of employment in satisfaction of all severance pay and in lieu of the continuation of certain benefits and perquisites to which he or she would otherwise have been entitled pursuant to such Executive's Change in Control Agreement. As to certain of the Executives, twenty-five percent of the payment is in consideration for entering into a non-competition covenant. The payments to be provided to each executive officer of Sterling Software and Evan A. Wyly upon a qualifying termination of employment are as follows:

F.L. "Mike" Harvey..........................................  $ 1,054,708
Don J. McDermett, Jr........................................  $ 2,142,053
B. Carole Morton............................................  $ 1,306,365
Mark A. Theel...............................................  $   921,118
Geno P. Tolari..............................................  $ 5,820,091
Sterling L. Williams........................................  $12,638,596
R. Logan Wray...............................................  $ 2,599,418
Charles J. Wyly, Jr.........................................  $ 7,967,093
Evan A. Wyly................................................  $   233,544
Sam Wyly....................................................  $15,899,901

    - Sterling Software shall continue, for a specified period, medical benefits for each Executive. The applicable period for each executive officer of Sterling Software and Evan A. Wyly is as follows:

F.L. "Mike" Harvey..........................................  24 months
Don J. McDermett, Jr........................................  48 months
B. Carole Morton............................................  24 months
Mark A. Theel...............................................  24 months
Geno P. Tolari..............................................  60 months
Sterling L. Williams........................................  84 months
R. Logan Wray...............................................  48 months
Charles J. Wyly, Jr.........................................  84 months
Evan A. Wyly................................................  12 months
Sam Wyly....................................................  84 months

    - each Executive shall have the right, for up to 30 days after a qualifying termination of employment, to purchase the Executive's company-provided car at its current book value;

    - certain Executives shall not engage in activities which are competitive with Sterling Software or solicit Sterling Software employees for a specified period. An Executive may request a waiver of the non-competition provision after a certain time and such waiver shall not be unreasonably withheld by Sterling Software. The relevant non-competition and non-solicitation periods are as follows:

F.L. "Mike" Harvey..........................................  2 years
Don J. McDermett, Jr........................................  2 years
B. Carole Morton............................................  2 years
Mark A. Theel...............................................  2 years
Geno P. Tolari..............................................  5 years
Sterling L. Williams........................................  7 years
R. Logan Wray...............................................  2 years
Charles J. Wyly, Jr.........................................  5 years
Evan A. Wyly................................................   1 year
Sam Wyly....................................................  5 years

    - each Executive must keep Sterling Software information confidential;

    - each Executive is entitled to a gross-up on any excise tax under
      Section 4999 of the Code which may be imposed on any payments and benefits received by the Executive in connection with the Offer or the Merger. If the Offer is consummated on March 20, 2000, and assuming each Executive were to incur a qualifying termination of employment immediately following that date and a per share consideration to be received by Sterling Software stockholders in the Offer and the Merger of $39.50 in Computer Associates Common Stock, the approximate gross-up payments that would be payable to certain Executives (those expected to be subject to excise tax) are as follows:

Don J. McDermett, Jr........................................  $1,054,076
Mark A. Theel...............................................  $  491,195
R. Logan Wray...............................................  $1,371,990
Charles J. Wyly, Jr.........................................  $2,634,982
Sam Wyly....................................................  $5,288,614

    Ms. Morton and Messrs. Tolari and Harvey have each delivered Computer Associates a letter whereby they have agreed to elect to receive cash consideration (rather than convert their options) to the extent that failure to so elect would result in an incremental increase of such individual's excise tax liability.

    In addition:

    - Mr. Williams' change in control severance agreement has been amended to require Sterling Software to transfer to him, upon a qualifying termination of employment, the ownership of the life insurance policy concerning him which has been funded by Sterling Software;

    - Mr. Sam Wyly's change in control severance agreement has been amended to require Sterling Software to pay him, upon a qualifying termination of employment, an amount in cash equal to the value of the split dollar life insurance policy concerning him which is held by Sterling Software; and

    - Ms. Morton's change in control severance agreement has been amended to have Sterling Software acknowledge her entitlement to certain retiree medical benefits.

SERP II

    In connection with its acquisition of Informatics General Corporation ("Informatics") in 1985, Sterling Software retained the Informatics Supplemental Executive Retirement Plan II ("SERP II"). As of December 31, 1999, Geno P. Tolari had accrued approximately 29 years of service under SERP II. None of the other Named Executive Officers participates or is eligible to participate in SERP II. The annual benefit payable upon retirement at age 65 or above under SERP II is equal to the lesser of the following amounts: (i) 2% of the participant's "final average pay," which is equal to the highest average of the participant's base salary plus the participant's bonuses (up to a maximum bonus amount not to exceed 50% of the participant's base salary) over three consecutive years of service, multiplied by the participant's years of service and (ii) 50% of the participant's final average pay less the annuity equivalent of the participant's account balance under the Sterling Software, Inc. Subsidiary Retirement Plan (a former Informatics plan) as of June 30, 1987 (plus interest) and the annuity equivalent of the assumed Sterling Software matching contribution under the Savings Plan thereafter, plus interest (collectively, the "annuity offset"). Benefits paid under SERP II are adjusted in the event of disability or retirement prior to age 65. Benefits are also adjusted annually, upward or downward, to the extent that the increase or decrease, if any, in the Consumer Price Index for the preceding calendar year compared to the Consumer Price Index for the next preceding calendar year exceeds 5%. Amounts paid under SERP II are taxable as income. SERP II is not funded and benefits are paid as they become due. Benefits under SERP II are paid in the form of a joint and 50% survivor annuity.

    The following table shows the estimated annual benefits payable upon retirement at age 65 to Mr. Tolari under SERP II for the indicated level of three-year average annual compensation and various periods of service. The amounts shown in the table may be subject to the annuity offset, the amount of which depends on the pay history of Mr. Tolari and the return on amounts held in the Savings Plan.

                                          YEARS OF SERVICE
                        ----------------------------------------------------
    REMUNERATION           15         20         25         30         35
---------------------   --------   --------   --------   --------   --------
600,00$0.......         $180,000   $240,000   $300,000   $300,000   $300,000
700,000.......           210,000    280,000    350,000    350,000    350,000
800,000.......           240,000    320,000    400,000    400,000    400,000
900,000.......           270,000    360,000    450,000    450,000    450,000

    On February 15, 2000, Sterling Software, Computer Associates and Mr. Tolari entered into an agreement (the "SERP Agreement") which modified Mr. Tolari's rights under SERP II. Under the SERP Agreement, Mr. Tolari agreed to receive, within five days after the date that his employment with Sterling Software is terminated for any reason, a lump sum payment of $3,527,640 in satisfaction in full for Sterling Software's obligations to him under SERP II.

EXECUTIVE AND STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1999, the members of the Executive Committee were primarily responsible for determining executive compensation, and the members of the 1996 Special Stock Option Committee made decisions related to stock option grants to executive officers. The following directors, who also are members of the Executive Committee, 1996 Stock Option Committee, 1999 Stock Option Committee and/or 1996 Special Stock Option Committee, participated in meetings with respect to executive officer compensation matters: Sam Wyly, Charles J. Wyly, Jr., Sterling L. Williams, Robert J. Donachie and Alan W. Steelman. Each of Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams is an executive officer of Sterling Software.

    Sam Wyly and Charles J. Wyly, Jr. are executive officers of both Sterling Software and Michaels Stores, Inc., members of the executive committees and the boards of directors of Sterling Software,

Sterling Commerce, Inc. and Michaels Stores, Inc., members of the stock option committees of Sterling Software and Sterling Commerce, Inc. and members of the board of directors of Scottish Annuity & Life Holdings, Ltd. Sam Wyly and Charles J. Wyly, Jr. are also members of the compensation committee of the Michaels Stores, Inc. board of directors. Sterling L. Williams is an executive officer of Sterling Software and a member of the executive and stock option committees of both Sterling Software and Sterling Commerce, Inc. Accordingly, Sam Wyly and Charles J. Wyly, Jr. have participated in decisions related to compensation of executive officers of each of Sterling Software, Sterling Commerce, Inc. and Michaels Stores, Inc. and Sterling L. Williams has participated in decisions related to compensation of executive officers of each of Sterling Software and Sterling Commerce, Inc. Evan A. Wyly, a director of Sterling Software, who served as an officer of Sterling Software until November 1998, is also a director of Michaels Stores, Inc. and Sterling Commerce, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Pursuant to a consulting arrangement with Sterling Software, Michael C. French, a director of Sterling Software, received from Sterling Software a non-refundable retainer of $17,500 per month during fiscal 1999 for his assistance in significant acquisitions and other matters relating to Sterling Software. Mr. French received $1,000 per month as an employee of Sterling Software, which amount is deducted from amounts paid to him as a retainer. Jones, Day, Reavis & Pogue, a law firm for which Mr. French is currently a consultant, has provided legal services to Sterling Software. Such firm does not charge Sterling Software for any time spent by Mr. French on matters relating to Sterling Software.

    Deutsche Banc Alex. Brown, an investment banking firm for which Paul V. Barber, a director of Sterling Software, served as a Managing Director until September 1998, has provided investment banking and financial advisory services to Sterling Software.

    In February 1998, Sterling Software's Information Technology Division entered into an agreement with GreenMountain.com ("GreenMountain"), a Vermont-based supplier of renewable electricity. Under that agreement, Sterling Software provides GreenMountain with network management services and other information systems consulting services. In addition, in early 1999, GreenMountain entered into another agreement with Sterling Software's Information Technology Division for the 1999 calendar year which expanded the scope of Sterling Software's services to include programming and operational support for data transmissions with all utility companies with which GreenMountain interfaces, development of an enterprise database for GreenMountain's information network and other software development projects for an approximate contract amount of $4.4 million. Since the beginning of fiscal 1999, GreenMountain has incurred charges totaling $3,604,000 for services provided by the Information Technology Division under such agreements. Sam Wyly is Chairman and a director, and Evan A. Wyly is Vice Chairman and a director, of GreenMountain.

    Since July 1999, Mr. Williams has leased an apartment owned by Sterling Software in Paris, France for a monthly rental of $5,000. Sterling Software recently granted an option to Mr. Williams to purchase this apartment for FF5,500,000, which is the price Sterling Software paid for the apartment in July 1999. The option expires on December 31, 2000.

                                                                     SCHEDULE II

                       INFORMATION REGARDING TRANSACTIONS
                       IN STERLING SOFTWARE COMMON STOCK

    The following table sets forth transactions in Sterling Software's equity securities by certain of Sterling Software's executive officers and directors as listed below during the 60 days prior to the date of the Schedule 14D-9.

            NAME                         12/99                          1/00                          2/00
----------------------------  ----------------------------  ----------------------------  ----------------------------
Paul V. Barber                12/14/99--Elected a
                              Director; received option
                              grant of 100,000 shares
                              @$27.625

Michael C. French                                           1/3/00--Sold 15,000 options
                                                            @$14.125 to family trust
                                                            owned entity for
                                                            $19.30/option (all vested)

F.L. (Mike) Harvey            12/31/99--                    1/1/00--Purchased 399 shares
                              12 shares allocated to        thru ESPP @$22.10
                              401(k) balance

Don J. McDermett, Jr.         12/31/99--
                              4 shares allocated to 401(k)
                              balance

Donald R. Miller, Jr.

B. Carole Morton              12/31/99--
                              87 shares allocated to
                              401(k) balance

Alan W. Steelman

Mark A. Theel                 12/31/99--                    1/1/00--Purchased 206 shares
                              63 shares allocated to        thru ESPP @$22.10
                              401(k) balance

Geno P. Tolari                12/31/99--
                              75 shares allocated to
                              401(k) balance

Sterling L. Williams          12/31/99--
                              3 shares allocated to 401(k)
                              balance

R. Logan Wray                 12/31/99--
                              1 share allocated to 401(k)
                              balance

Charles J. Wyly, Jr.          12/31/99--
                              31 shares allocated to
                              401(k) balance.

Evan A. Wyly                  12/31/99--
                              15 shares allocated to
                              401(k) balance

Sam Wyly                      12/31/99--
                              36 shares allocated to
                              401(k) balance

                                                                    SCHEDULE III

PERSONAL AND CONFIDENTIAL

February 14, 2000

Board of Directors
Sterling Software Inc.
300 Crescent Court, Suite 1200
Dallas, TX 75201-7832

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.10 per share (the "Company Common Stock"), of Sterling Software Inc. (the "Company") of the Consideration (as defined below) to be received by holders of shares of Company Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 14, 2000, among Computer Associates International, Inc. (the "Parent"), Silversmith Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and the Company (the "Agreement"). The Agreement provides for
(i) an exchange offer for all of the outstanding shares of Company Common Stock (the "Exchange Offer") pursuant to which Parent will offer for each share of Company Common Stock (A) a number of shares of Common Stock, par value $0.10 per share ("Parent Common Stock"), of Parent equal to the Exchange Ratio (as defined below) and (B), if Parent shall have made the Cash Election (as defined below), the Cash Election Amount (as defined below), and (ii) subsequent to the Exchange Offer, a merger of Merger Subsidiary with and into the Company (the "Merger") pursuant to which each remaining share of Company Common Stock will be converted into the right to receive (A) the Exchange Ratio in Parent Common Stock and (B), if Parent shall have made the Cash Election, the Cash Election Amount. Under the Agreement, the Exchange Ratio will be 0.5634, provided that if the Average Parent Trading Price (as defined in the Agreement) (x) is less than $63.10, then, unless Parent makes the Cash Election, the Exchange Ratio shall equal the quotient of (A) $35.55 divided by (B) the Average Parent Trading Price, or
(y) is greater then $77.12, then the Exchange Ratio shall equal the quotient of
(A) $43.45 divided by (B) the Average Parent Trading Price. The Agreement further provides that if the Average Parent Trading Price is less than $63.10, Parent may elect (the "Cash Election") to reduce the Exchange Ratio that would otherwise be in effect in both the Exchange Offer and the Merger by paying in cash (such amount of cash per share, the "Cash Election Amount") all or any portion of the excess of (x) $ 35.55 over (y) the product of (A) 0.5634 and
(B) the Average Parent Trading Price, and if the Parent makes the Cash Election, the Exchange Ratio shall be adjusted to equal the quotient of (x) the excess of
(A) $35.55 over (B) the Cash Election Amount divided by (y) the Average Parent Trading Price. For purposes of this opinion, Consideration shall mean the Exchange Ratio in Parent Common Stock or, if the Parent makes the Cash Election, the combination of the Exchange Ratio in Parent Common Stock and the Cash Election Amount.

                                     III-1

Sterling Software Inc.
February 14, 2000
Page Two

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers. As of the date hereof, Goldman, Sachs & Co. accumulated a long position of 9,100 shares of Company Common Stock against which Goldman, Sachs & Co. is short 1,700 shares of Company Common Stock, a long position of 116,375 shares of Parent Common Stock, against which Goldman, Sachs & Co. is short 182,218 shares of Parent Common Stock, a short position of $3,000,000 aggregate principal amount of 6.50% bonds due April of 2008 of Parent and a short position of options to purchase 10,000 shares of Common Stock of Parent. Goldman, Sachs & Co. may provide investment banking services to Parent and its subsidiaries in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and the Parent for the five fiscal years ended September 30, 1999 and March 31, 1999, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; and certain internal financial analyses and certain base case and risk adjusted case forecasts for the Company prepared by its management (the "Forecasts"), including certain cost savings and operating synergies projected by the management of the Company to result from the transaction contemplated by the Agreement. We also have held discussions with members of the senior management of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Common Stock and the Parent Common Stock, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, Parent did not make available to us its projections of expected future financial performance. Accordingly, our review of such matters was limited to discussions with members of the senior management of Parent regarding certain research analyst estimates of future financial performance of Parent. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Parent or any of their subsidiaries and, we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of shares of Company Common Stock should tender such Company Common Stock in the Exchange Offer or, if applicable, how any such holder should vote with respect to the Merger.

                                     III-2

Sterling Software Inc.
February 14, 2000
Page Three

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Consideration to be received by holders of Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

[LOGO]
________________________________________
(GOLDMAN, SACHS & CO.)

                                     III-3

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)       Exchange Offer, dated February 22, 2000 (incorporated herein by reference to the prospectus included in the Registration
             Statement on Form S-4 of Computer Associates International,
             Inc. dated February 22, 2000).

(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
             Computer Associates International, Inc. dated February 22,
             2000).

(a)(3)       Chairman's Letter to Stockholders of Sterling
             Software, Inc., dated February 22, 2000.*

(a)(4)       Joint Press Release of Sterling Software, Inc. and Computer
             Associates International, Inc., dated February 14, 2000
             (incorporated herein by reference to Sterling Software, Inc.'s Form 425 filed February 14, 2000).

(e)(1) Agreement and Plan of Merger, dated as of February 14, 2000, among Computer Associates International, Inc., Silversmith
             Acquisition Corp. and Sterling Software, Inc. (incorporated herein by reference to Sterling Software, Inc.'s Current
             Report on Form 8-K, dated February 18, 2000).

(e)(2)       Opinion of Goldman, Sachs & Co. to the Board of Directors of
             Sterling Software, Inc., dated February 14, 2000 (included as Schedule III hereto).*

(e)(3) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and Sam Wyly.*

(e)(4) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             Charles J. Wyly, Jr.*

(e)(5) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             Sterling L. Williams.*

(e)(6) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             Geno P. Tolari.*

(e)(7) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             F.L. "Mike" Harvey.*

(e)(8) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             Don J. McDermett, Jr.*

(e)(9) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             B. Carole Morton.*

(e)(10) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             Mark A. Theel.*

EXHIBIT NO.
-----------
(e)(11)      Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and
             R. Logan Wray.*

(e)(12) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc.,
             Computer Associates International, Inc. and Evan A. Wyly.*

(e)(13) Form of Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling
             Software, Inc., Computer Associates International, Inc. and certain non-executive officers of Sterling Software, Inc.*

(e)(14) SERP Agreement, dated as of February 15, 2000, by and among Sterling Software, Inc., Computer Associates
             International, Inc. and Geno P. Tolari.*

(e)(15)      Amended and Restated Supplemental Executive Retirement
             Plan II regarding benefits of Geno P. Tolari under former
             Informatics General Corporation Supplemental Executive
             Retirement Plan II (previously filed as an exhibit to Sterling Software, Inc.'s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 and incorporated herein by reference (SEC File No. 529263)).

(e)(16)      Amendment to the Sterling Software, Inc. Employee Health
             Benefit Plan (effective as of December 31, 1999).*

(e)(17)      Sterling Software, Inc. Amended and Restated Employee Stock
             Purchase Plan (effective as of March 20, 1998) (previously filed as an exhibit to Sterling Software, Inc.'s Quarterly
             Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference (SEC File No. 98602908)).

(e)(18) Sterling Software, Inc. Deferred Compensation Plan (restated effective January 3, 2000) (previously filed as an exhibit to Sterling Software, Inc.'s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 and incorporated herein by reference (SEC File No. 529263)).

(e)(19)      Sterling Software, Inc. Amended and Restated 1996 Stock
             Option Plan (previously filed as an exhibit to Sterling
             Software, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by reference (SEC File No. 99746823)).

(e)(20)      Amendment dated as of January 31, 2000 to Sterling Software,
             Inc. Amended and Restated 1996 Stock Option Plan.*

(e)(21)      Form of Stock Option Agreement between Sterling Software,
             Inc. and each of Sam Wyly and Charles J. Wyly, Jr.
             (previously filed as an exhibit to Sterling Software, Inc.'s
             Annual Report on Form 10-K for the fiscal year ended
             September 30, 1997 and incorporated herein by reference (SEC
             File No. 97724719)).

(e)(22)      Form of Stock Option Agreement between Sterling Software,
             Inc. and Sterling L. Williams (previously filed as an exhibit to Sterling Software, Inc.'s Annual Report on
             Form 10-K for the fiscal year ended September 30, 1997 and incorporated herein by reference (SEC File No. 97724719)).

(e)(23)      Form of Stock Option Agreement between Sterling Software,
             Inc. and Geno P. Tolari (previously filed as an exhibit to Sterling Software, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and incorporated herein by reference (SEC File No. 97724719)).

EXHIBIT NO.
-----------
(e)(24)      Form of Stock Option Agreement between Sterling Software,
             Inc. and F.L. "Mike" Harvey (previously filed as an exhibit to Sterling Software, Inc.'s Annual Report on Form 10-K for
             the fiscal year ended September 30, 1999 and incorporated
             herein by reference (SEC File No. 99746823)).

(e)(25)      Form of Amendment to the Stock Option Agreement, dated
             March 20, 1998, between Sterling Software, Inc. and each of its executive officers (previously filed as an exhibit to Sterling Software, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference (SEC File No. 98602908)).

(e)(26)      Fiscal 1999 Executive Compensation Plan for Group Presidents
             (previously filed as an exhibit to Sterling Software, Inc.'s
             Annual Report on Form 10-K for the fiscal year ended
             September 30, 1998 and incorporated herein by reference (SEC
             File No. 98755025)).

(e)(27)      Fiscal 2000 Executive Compensation Plan for Group Presidents
             (previously filed as an exhibit to Sterling Software, Inc.'s
             Annual Report on Form 10-K for the fiscal year ended
             September 30, 1999 and incorporated herein by reference (SEC
             File No. 99746823)).

(e)(28)      Consulting Agreement, dated October 1, 1996, between
             Sterling Software, Inc. and Michael C. French (previously filed as an exhibit to Sterling Software, Inc.'s Annual
             Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference (SEC File
             No. 96672084)).

(e)(29)      CEO Agreement, dated November 15, 1999, between Sterling
             Software, Inc. and Sterling L. Williams (previously filed as an exhibit to Sterling Software, Inc.'s Annual Report on
             Form 10-K/A Amendment No. 1 for the fiscal year ended
             September 30, 1999, filed January 28, 2000 and incorporated herein by reference).

(e)(30)      Form of Change-in-Control Severance Agreement, dated
             November 15, 1999, between Sterling Software, Inc. and each of Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams
             (previously filed as an exhibit to Sterling Software, Inc.'s
             Annual Report on Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 1999, filed January 28, 2000 and incorporated herein by reference).

(e)(31)      Form of Change-in-Control Severance Agreement, dated
             November 15, 1999, between Sterling Software, Inc. and
             Geno P. Tolari (previously filed as an exhibit to Sterling
             Software, Inc.'s Annual Report on Form 10-K/A Amendment
             No. 1 for the fiscal year ended September 30, 1999, filed
             January 28, 2000 and incorporated herein by reference).

(e)(32)      Form of Change-in-Control Severance Agreement, dated
             October 22, 1999, between Sterling Software, Inc. and F.L.
             "Mike" Harvey (previously filed as an exhibit to Sterling
             Software, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by reference (SEC File No. 99746823)).

(e)(33)      Form of Change-in-Control Severance Agreement, dated
             November 15, 1999, between Sterling Software, Inc. and
             R. Logan Wray.*

(e)(34)      Form of Change-in-Control Severance Agreement, dated
             November 15, 1999, between Sterling Software, Inc. and
             Don J. McDermett, Jr.*

(e)(35)      Form of Change-in-Control Severance Agreement, dated
             October 22, 1999, between Sterling Software, Inc. and
             B. Carole Morton.*

(e)(36)      Form of Change-in-Control Severance Agreement, dated
             October 22, 1999, between Sterling Software, Inc. and
             Mark A. Theel.*

EXHIBIT NO.
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
(e)(37)      Form of Change-in-Control Severance Agreement, dated
             October 22, 1999, between Sterling Software, Inc. and
             Evan A. Wyly.*

(e)(38)      Form of letter to participants in Sterling Software, Inc.'s
             Savings and Security (401(k)) plan.*

(e)(39)      Agreement, dated as of February 14, 2000, among Silversmith
             Acquisition Corp. and certain stockholders of Sterling
             Software, Inc. listed on the signature pages thereto
             (incorporated herein by reference to Sterling Software, Inc.'s Current Report on Form 8-K, dated February 18, 2000).

(e)(40)      Second Amendment, dated as of February 14, 2000, to the
             Rights Agreement, dated as of December 18, 1996, as amended by the First Amendment to Rights Agreement, dated as of March 12, 1998, by and between Sterling Software, Inc. and
             BankBoston N.A., as Rights Agent (incorporated herein by reference to Sterling Software, Inc.'s Form 8-A/A filed on
             February 17, 2000).

------------------------

*   Filed herewith.